# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thirty Three Threads, Inc. d/b/a ToeSox d/b/a Tavi Noir
1330 Park Center Drive
Vista, CA 92081
https://www.thirtythreethreads.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Thirty Three Threads, Inc. d/b/a ToeSox d/b/a Tavi Noir
**Address:** 1330 Park Center Drive, Vista, CA 92081
**State of Incorporation:** CA
**Date Incorporated:** August 10, 2004

## Terms:

Equity

**Offering Minimum:** $10,000.00 | 5,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 535,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.00
**Minimum Investment Amount (per investor):** $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days**

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

*Time-Based:*

**Friends and Family Early Birds**

Invest within the first 48 hours and receive an additional 15% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive an additional 10% bonus shares.

**Early Bird Bonus**

Invest within the two weeks and receive an additional 5% bonus shares.

*Amount-Based:*

**$250 | Tier I**

Early Access to Product Launches + VIP Gift Basket with a $25 value.

**$500 | Tier II**

25% Product discount for 2 years (Up to $500 discount per year) + VIP Gift Basket with a $50 value.

**$1,000 | Tier III**

30% Product discount for 3 years (Up to $500 discount per year) + VIP Gift Basket with a $125 value.

**$2,500 | Tier IV**

35% Product discount for 3 years (Up to $1,000 discount per year)+ 5% bonus shares + Free Online Fitness Classes + VIP Gift Basket with a $300 value.

**$5,000 | Tier V**

40% Product discount for 3 years (Up to $2,500 discount per year) + 10% bonus shares + CEO Newsletter + Free Online Fitness Classes + VIP gift basket with a $700 value.

**$10,000 |Tier VI**

50% Product discount for 3 years (Up to $5,000 discount per year) + 15% bonus shares + CEO Call + CEO Newsletter + Free Online Fitness Classes + VIP gift basket with a $1,500 value.

**$20,000 |Tier VII**

VIP HQ tour and classes + CEO call+ 50% Product discount for 3 years (Up to $2,500 discount per year) + 15% Bonus shares + access to an exclusive investor newsletter + access to on-line fitness classes + VIP product gift basket with a $3,500 value.

*Discount applies to MSRP

**All perks occur when the offering is completed. Amount-Based Perks for this Offering do not stack on top of each other.*

**<u>The 10% StartEngine Owners' Bonus</u>**

Thirty Three Threads, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00/share, you will receive and own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

**Overview**

Thirty Three Threads, Inc. ("the Company," or "we" or "us" or "the Issuer"), was incorporated as ToeSox, Inc. in California in 2004 by Joe Patterson, the Chairman of the Board. The Company changed its name to Thirty Three Threads in 2015 to broaden its market identification when it acquired the assets of a second sock brand, Tavi Noir. Thirty Three Threads designs, develops, obtains production, and distributes athleisure apparel, socks, gloves, and other accessories under the brands ToeSox, Tavi Noir, and Base33. The Company primarily sells its products to fitness studios, retailers, and distributors who sell directly or indirectly to consumers. Net revenues reached $10.13 million, $14.86 million, and $15.07 million for the 12 months ended June 30, 2018, June 30 2019, and June 30, 2020, respectively. Net income (loss) from continuing operations were $78,212, $291,828, and ($576,349) for the fiscal year ended June 30, 2018, 2019 and 2020, respectively. See Note 13 on page 74 in regards to variable interest entity accounting, and consolidation of, and accounting for discontinued operations. As discussed further below, COVID-19 has had an impact on our business which resulted in adverse effects on the Company's revenue and income. Due to the sale of the building used by the Company for its operations during fiscal year 2020 by the Company's founders, Joe Patterson and Barry Buchholtz, the Company's net income, including income from discontinued operations as outlined in Note 13 on page 74, after accounting for that sale, was $1,039,410 for the fiscal year ended June 30, 2020.

Our principal executive offices are located at 1330 Park Center Drive, Vista, California 92081. Our telephone number at that location is (760) 734-6920. We have a European subsidiary, Thirty Three Threads, AG, located at Piazza Independenza 3, Lugano, 6901

Switzerland. The subsidiary will distribute our products and remit royalties to the Company. We have one 3PL warehouse facility in Tijuana, Mexico, and also have plans to open a new third-party logistics facility in the Netherlands during 2021. Our website addresses are www.33threads.com, www.toesox.com, www.tavinoir.com, and www.base33.com. Information on our websites are not a part of this Memorandum.

On November 6, 2020, the Company's board of directors passed a resolution to reincorporate the Company in Delaware. Due to restrictions on transfers of company assets in the Small Business Adminstration's (the "SBA") Paycheck Protection Program ("PPP") loans, the Company is waiting for either loan forgiveness or the SBA's approval for the reincorporation.

**The Company and Its Products**

The name "Thirty Three Threads" relates to the 33rd parallel where San Diego is located. Our name echoes the spirit of the active lifestyle known on the 33rd parallel. San Diego is our home, and it is here that our story and collection of specialty brands come to life. Our brands, ToeSox, Tavi Noir, and Base33 create products inspired by movement. Our products match each customer's activity and style from sunrise to sunset. Our values are tailored to long-lasting premium quality, innovation and creativity.

Our product offering consists of three brands with several product categories within each brand. The ToeSox brand offers grip, sport, casual, and dance socks, as well as accessories such as gloves and leg warmers. The Tavi Noir brand offers grip, sport, children's, and casual socks, and also includes a line of women's apparel. The Base 33 brand is our men's line of grip and sport socks as well as gloves. Our apparel is marketed as premium performance wear for the women's athleisure market. Our sock products are marketed not only as equipment for bare foot fitness, but also as premium fashion and lifestyle products. When consumers use a Thirty Three Threads product, they are not only participating in the Thirty Three Threads way of life, they are treating themselves to a premium fashion product with the highest standards of quality and workmanship.

Joe Patterson, who serves as Chairman of the Company, founded Thirty Three Threads in August of 2004. Joe has a deep knowledge of developing new and innovative technical sock products, including numerous products that have both utility and design patents, which places Thirty Three Threads in the sock, athleisure, and apparel markets with defensible intellectual property. In 2013, Barry Buchholtz joined the Company as a Board Member and President to accelerate the growth of the Company. Gill Hong joined the Company as Chief Executive Officer on November 4th, 2019 and became a Board Member on December 9th, 2019, with the purpose of developing the Tavi Noir apparel segment within the business and to further accelerate the growth of the business. Her vast experience in this field is essential for the growth of our business.

In 2020, the Company launched its line of Tavi Noir apparel allowing it to utilize its extensive distribution network and brand recognition to enter the broad apparel market. Through the combination of ToeSox, Tavi Noir, and Base33, the Company has the opportunity to continue to expand its distribution in studios, broader distribution, and direct to consumer by creating a "one-stop-shop" for a complete athleisure solution with premium products and designs.

**Our Products and Innovation**

Our products are designed for individuals who embrace bare foot fitness activities and their related day-to-day lifestyle. Innovative design and quality are emphasized. Thirty Three Threads produces premium products utilizing unique fabrics, designs, and colorations, with the goal of providing product of the highest quality, fit, and performance. We sell our products to distributors and retailers at reasonably accessible price points ranging from $12 to $150.

We believe our most valuable input comes from our own managers, employees, customers and sponsored ambassadors and influencers who are involved in Pilates, barre, yoga, dance, and other athletic regiments. Our connection with these markets continues to be the inspiration for our product and brands and is critical to our reputation for distinct and authentic marketing and products.

We believe that product details play an extremely important role in consumer buying decisions; therefore, we pay considerable attention to product details throughout the development process.

We differentiate our products from those of our competitors principally through innovation and unique designs and detailing of our products. In certain instances, we believe that such innovations will allow us to achieve significant consumer acceptance of our product offerings. We believe that the substantial experience of our design and development team will greatly enhance our ability to capture market share and maintain consumer loyalty.

The following outlines our current product offerings:

o **ToeSox**

☒ Grip socks

☒ Dance socks

☒ Sport socks

☒ Casual socks

☒ Leg Warmers

☒ Grip Gloves

**o Tavi Noir**

☒ Grip socks

▪ Sport socks

▪ Casual socks

▪ Tiny Soles™ kids socks / Disney branded

▪ Women's apparel

o Base33

▪ Grip socks

▪ Sport socks

**Employees**

Thirty Three Threads currently has 42 full-time and 1 part-time employee. In addition, we have 12 people that work exclusively for us in China as our QC, development, and logistics team and 20 people that work exclusively for us in our warehouse in Mexico. The staff working in China and Mexico are not employees of the Company.

**Intellectual Property**

Thirty Three Threads boasts a defensible and robust intellectual property portfolio which includes 64 active trademarks (46 registered and 18 pending) in 22 countries and 59 active patents (58 issued and 1 pending) in 7 countries. We believe the Company's intellectual property make it difficult for our competitors to sell comparable sock products, giving Thirty Three Threads a competitive advantage by creating significant barriers to entry. Historically, Thirty Three Threads has vigorously defended its intellectual property, and we believe we have been able to keep other companies from selling competitive sock products. Recently, we settled a case with a company alleging Thirty Three Threads had infringed its patents with respect to a certain type of sock. In the confidential settlement, we agreed to pay royalties to the company until the patents expire July 31, 2026. More recently, on September 30, 2020, we received a cease and desist order from a company concerning a certain type of garment we sell.

**Litigation**

Thirty Three Threads is not currently involved in any litigation, however, a cease and desist has been sent to the Company regarding the style name of a shirt sold by the Company. The Company and its legal counsel are evaluating the validity of this cease and desist.

**Manufacturing and Quality Assurance**

We currently require minimal investment in machinery or property because we have created alliances with independent manufacturers of raw material and finished goods that are located in China. These long-standing relationships enable us to maintain low product development and production costs and capitalize on a shorter product-to-market cycle. We maintain a staff of Quality Assurance and Quality Control technicians on-site every day at each factory in our effort to ensure the highest level of quality in all of our products. In addition to our on-site quality control staff, our vendor agreements require our vendors to comply with manufacturing and quality assurance standards and provide warranties for any products that do not meet such standards.

During the initial weeks of the COVID-19 crisis, we experienced an interruption in our supply chain due to factory closures, but since then we have not seen any delays in our supply chain.

### The Company's Corporate and Distribution Facilities

Our corporate headquarters is approximately 16,000 square feet and is located in Vista, California. Our distribution center is in Tijuana, Mexico, using a third-party logistics company. We also lease office space in Haining, China. Additionally, we have plans to open another third-party logistics facility in the Netherlands in 2021.

### Distribution to Franchisors and Wholesalers

Thirty Three Threads distributes its products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, department stores, on-line retailers, natural grocery, footwear specialty, and sporting goods, as well as others. As of December 31st, 2019, Thirty Three Threads products were sold in approximately 6,000 locations, in approximately 64 countries and territories worldwide. The Company has developed exclusive sock distribution agreements with several large chains in the studio fitness market representing nearly 1,500 locations in the United States. Management believes Thirty Three Threads is the only company that has exclusive distribution agreements with these accounts. As of FYE June 30, 2020, 2019, two customers accounted for 31% and 42%, and for 2018 three customers accounted for 39% of gross accounts receivable, respectively.

Because of its distinctive boutique studio distribution channel, the Company has been able to respond quickly to changing buying patterns as more consumers shift away from traditional brick and mortar locations (i.e. malls) to apparel boutique and fitness boutique type retail shops. For more information, please see "Business Strategy – Sales and Distribution," below.

### Sales and Distribution

Our distribution strategy is based on our belief that the integrity and success of our brand is dependent on responsible growth, capturing the interest of our target consumer, and ease of purchase within our target regions. We distribute our products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, gyms, department stores, on-line retailers, fashion/lifestyle boutiques, footwear specialty, sporting goods, resorts, cruise lines, natural grocery, footwear specialty, and sporting goods. Additionally, we intend to expand our direct to consumer sales strategy through our direct-to-consumer web sites.

We request that our retailers maintain specific standards of brand representation at the point of sale, including minimum inventory levels and point of purchase branding.

Our distributors must comply with distribution contracts outlining the terms and conditions of the distribution, resale, and marketing of our products. Distributors also must agree not to resell or divert products through unauthorized channels of distribution or outside of their geographic distribution area.

We understand that our retail partners represent the link between our brand and the consumer; therefore, we have and will continue to focus on building relationships with these retailers, their retail sales staff, and our distributors. Our retail marketing and sales support teams will ensure that our sales representatives and retail partners have the tools, knowledge, and support to sell our products. We provide displays, point of purchase materials, sampling, in-store promotions, and other sales support materials that assist in sell though while building relationships with our retail partners.

We believe that while COVID-19 has and will continue to impact the boutique fitness studios in the short term, we believe that the long-term viability of this market remains strong as consumers search for new exercise regimens, smaller boutique fitness studios, and smaller boutique shopping experiences. A growing percentage of traditional gym members are planning to try some boutique fitness class in the next year while many are planning to cancel their traditional memberships in that same period. Fitness consumers are now looking for a unique experience that's different from the traditional gym. Research from Kurt Salmon, cited in a 2015 MarketWatch article, shows that boutique fitness members are 26% more likely to be women vs. traditional gym members, are four years younger, and have higher household incomes. Boutique fitness enthusiasts also spend 51% more on monthly memberships and classes and spend 17% more time working out. 43% of consumers surveyed in the research also said that traditional gyms didn't meet their workout needs. More specifically, boutique fitness converts are looking for unique offerings, a personalized workout, and a social experience.

The Company may also capitalize on the changing buying patterns as more consumers defer trips to the mall and other brick and mortar locations in favor of boutique retail options. We believe this shift has significantly benefitted the boutique studio market with many locations generating a large portion of their revenue from retail operations.

*Competitors and Industry*

**Athleisure Market**

We believe the Company is positioned at the intersection of three consumer segments

—athleisure, socks, and boutique studio fitness. The rise in the trend of health and wellness is one of the key influential factors that has been driving the value sales growth for the global athleisure market. Consumers around the globe have been taking their fitness activity into serious consideration by indulging themselves in various sports and fitness activities. Athleisure apparels have been gaining higher traction among its target customer, which is mainly attributable to its aesthetic as well as comfort factors. This has resulted in a gradual rise in the trend of wearing athleisure apparel in social gatherings or even considered as casual wear. Moreover, athleisure is now increasingly being accepted in work environments. A lot of employees consider wearing comfortable tees and athletic shoes in offices. Thus, the comfort factors facilitated by athleisure apparel are one of the key reasons behind driving the demand for the clothing segment in the global market. (Source: Allied Market Research, October 2019).

Athleisure is a major contributor to U.S. apparel sales with nearly 20% of online sales coming from Athleisure, and the coronavirus pandemic only accelerated consumers' appetites for this apparel subcategory. The coronavirus pandemic in the U.S. resulted in more consumers working from home than ever before. And with no need to dress up for the office, consumers were more apt to wear sweatpants, pajamas, and athleisure while they worked. How Americans dress every day has been changing in a casual direction, and COVID-19 will only accelerate that trend. (Source: Digital Commerce 360, Sept 2020).

The Athleisure or "yoga" clothing market is estimated to be worth $31.3 billion globally and expected to grow at approximately 6% compound annual growth rate "CAGR" (Source: Wellness Creative, April 29, 2020).

**Sock Market**

The global sock market size was estimated at USD 42.2 billion in 2019 and is expected to grow at a compound annual growth rate of 6.0% from 2019 to 2025 to reach USD 63.51 billion by 2025. Athletic socks are anticipated to expand at a CAGR of 6.7% from 2019 to 2025. The women's segment is also forecasted to expand at a CAGR of 6.7% between 2019 – 2025. Increased spending on health and fitness among adults is projected to prompt the demand for various shoe accessories such as sport socks and ankle socks during workouts. (Source: Grand View Research July 2019).

**Studio Fitness Market**

The studio fitness industry is comprised of free-standing businesses in Pilates, yoga, indoor cycling, small group training, mixed martial arts, dance, and personal training studios. The global Pilates and yoga studios market held $87.92 billion in 2017 and is expected to reach $215.81 billion by 2025, which represents a compound annual growth rate of 11.7%. (Source: Allied Market Research, April 2019).

The yoga classes segment is projected to register the highest growth rate with a CAGR of 12.9% from 2018 to 2025. (Source: Allied Market Research, April 2019).

Apparel – the yoga clothing market is worth $31.3 billion globally and expected to grow at around 6% CAGR (Source: Wellness Creative, April 29, 2020).

*Current Stage and Roadmap*

**Business Strategy**

Our long-term goal is to capitalize on the growing consumer recognition and strength of our brands We believe that by providing consumers with both a lifestyle brand that they relate to and want to support, as well as providing innovative high-quality products, we will capture a larger share of our key target markets. We seek to differentiate our brands by emphasizing authenticity within our target markets and the functionality and quality of our products. In pursuit of this goal, we have adopted operating and growth strategies that provide the framework for our future growth, while maintaining the quality and integrity of our brands.

**Operating Strategy**

• *Sustain Brand Authenticity.* To sustain the authenticity of our brands, our grassroots marketing programs feature product placement and/or advertising in the bare foot fitness markets, participation in and sponsorship of events, sponsorship of key ambassadors, and other iconic personalities within the broader athleisure market. In selecting our ambassadors, we focus on their personality, authenticity, and marketability. These marketing efforts reinforce our authentic heritage and our positioning as an influential group of brands selling premium quality, innovative, products. We intend to preserve our brand authenticity by distributing our products through fitness, other boutiques, gyms, wellness centers, and lifestyle specialty retail stores.

• *Drive Product Demand Through Superior Quality and Innovative Product.* We believe our reputation for high quality and innovation will distinguish our products from those of our competitors and provide us with significant competitive advantages. Our products are developed to provide all of the performance characteristics needed for an active lifestyle but delivered through highly fashionable premium products. We intend to continue developing innovative products and product categories in order to preserve and strengthen our positioning as the leader in bare foot fitness products and to broaden our reach to other fitness formats such as indoor cycling, cross-training, HIIT, running, etc.

• *Actively Manage Distribution.* We intend to manage the retail sales process by monitoring customer sales, inventory levels, store promotions, in-store presentation, and other retail level data to ensure optimal brand representation, product offering, and sell-through. Our sales programs, including in-store promotions, virtual and in-store events, point of purchase displays, and marketing materials, assist our authorized retailers in promoting our brands and product story while maximizing the implementation of our consumer marketing initiatives.

**Promotion and Advertising**

Currently, we focus a majority of our marketing efforts on female consumers ranging in age from 30 – 50 that have disposable income. However, through new products, and expansion in our distribution, we believe we will reach male consumers as well as younger consumers.

We intend to retain significant control over all of our promotional programs, which enables us to deliver a more targeted, consistent, and recognized marketing message. Our commitment to marketing at the grassroots level in segments of the athleisure market will allow us to remain authentic to our target consumer. Our consumers generally have substantial disposable income, purchase premium quality goods, and engage in boutique fitness regimens which can be very costly. This consumer will generally pay more for a higher quality product.

We also have created grassroots marketing programs that focus on growing our brands within our target demographic through substantial social media outreach, digital marketing, in-store point of purchase marketing, sponsoring in-studio events, e-blast, and blog campaigns, product placement, and print and video advertising.

## The Team

### Officers and Directors

**Name:** Greg Seare

Greg Seare's current primary role is with Black Oak Capital LLC. Greg Seare currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Chair of Compensation Committee
  **Dates of Service:** January 01, 2012 - Present
  **Responsibilities:** Manage the business and affairs of the corporation, including compensation of executive officers.

Other business experience in the past three years:

- **Employer:** Black Oak Capital LLC
  **Title:** Founder and Managing Director
  **Dates of Service:** January 01, 2008 - Present
  **Responsibilities:** Private equity firm that provides capital to growing companies.

**Name:** Barry Buchholtz

Barry Buchholtz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CFO, and Director
  **Dates of Service:** January 01, 2012 - Present
  **Responsibilities:** Oversee finance, international sales, business development.

**Name:** Joe Patterson

Joe Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board.
  **Dates of Service:** January 01, 2004 - Present
  **Responsibilities:** General Board of Directors oversight.

Other business experience in the past three years:

- **Employer:** Thirty Three Threads, Inc.
  **Title:** Chief Executive Officer
  **Dates of Service:** September 10, 2004 - October 31, 2019
  **Responsibilities:** Managing the business and overseeing the Company's strategy. Mr. Patterson left this role when the Company hired Gill Hong as its current CEO

**Name:** Gill Hong

Gill Hong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  **Dates of Service:** November 01, 2019 - Present
  **Responsibilities:** Overall management of the Company. Gill plans to invest $100,000 of her personal funds in this offering on the same terms and conditions as other investors.

Other business experience in the past three years:

- **Employer:** Land's End
  **Title:** EVP Merchandising
  **Dates of Service:** November 01, 2017 - November 01, 2019
  **Responsibilities:** Strategic management of product lines, profitability, and international business.

**Name:** Brian Woods

Brian Woods's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  **Dates of Service:** October 01, 2020 - Present
  **Responsibilities:** Management of all operations manufacturing, quality control, distribution, and IT.

Other business experience in the past three years:

- **Employer:** Fox Racing
  **Title:** COO
  **Dates of Service:** June 01, 2016 - July 01, 2019
  **Responsibilities:** Strategic management of product lines, profitability, and international business.

Other business experience in the past three years:

- **Employer:** ProStairs Fitness
  **Title:** President
  **Dates of Service:** March 01, 2020 - October 01, 2020
  **Responsibilities:** Management functions

**Name:** Valerie Hudson

Valerie Hudson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Product
  **Dates of Service:** February 01, 2019 - Present
  **Responsibilities:** Oversee design and development

Other business experience in the past three years:

- **Employer:** VP Product
  **Title:** Pure Barre
  **Dates of Service:** June 01, 2017 - December 01, 2018
  **Responsibilities:** Oversee design and development.

**Name:** DeeDee Wilson

DeeDee Wilson's current primary role is with InterVarsity Christian Fellowship/USA. DeeDee Wilson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Chair of Compensation Committee
  **Dates of Service:** November 06, 2020 - Present
  **Responsibilities:** Audit Chair, assist with overall financial analysis and internal controls. DeeDee plans to invest $25,000 of her personal funds in this offering on the same terms and conditions as other investors.

Other business experience in the past three years:

- **Employer:** InterVarsity Christian Fellowship/USA
  **Title:** EVP, Finance & Administration/CFO
  **Dates of Service:** January 02, 2017 - Present
  **Responsibilities:** Member of the executive leadership team, collectively responsible for driving execution of strategic and annual goals of $120m nonprofit. Responsible for all aspects of Finance, HR, Technology, Legal, Risk Management, Real Estate and Customer Service functions.

**Name:** Brenda McBarron

Brenda McBarron's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Finance
  **Dates of Service:** July 10, 2020 - Present
  **Responsibilities:** Overall responsibility for finance and accounting functions.

Other business experience in the past three years:

- **Employer:** EDF Renewable Energy Inc.
  **Title:** Senior Financial Analyst,
  **Dates of Service:** February 02, 2015 - July 10, 2020
  **Responsibilities:** Analyzing & reporting on the development business segment. Prepared management reports, analytical schedules, labor reports, calculation of labor rates, net investment reports, capital expenditure reports and auditor schedules. Conducted monthly financial presentations for management, captured quarterly estimates and acted as a liaison between accounting and the consolidation dept.

**Name:** Julie DeAnda

Julie DeAnda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director

**Dates of Service:** January 01, 2017 - Present
**Responsibilities:** Design, product development, sourcing raw material technologies, and chain supply procurement

Other business experience in the past three years:

- **Employer:** Thirty Three Threads Inc.
  **Title:** Consultant
  **Dates of Service:** January 01, 2012 - January 01, 2017
  **Responsibilities:** design, technical design, product development, collection merchandising, and global sourcing and production.

**Name:** Matt Weaber

Matt Weaber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, North American Sales
  **Dates of Service:** January 01, 2016 - Present
  **Responsibilities:** Manage domestic sales

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Projections: Forward Looking Information***
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

***This offering involves "rolling closings," which may mean that earlier investors may***

***not have the benefit of information that later investors have.***
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

***Our financial statement were prepared on a "going concern" basis.***
Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We had a net loss from continuing operations of $576,349 for the fiscal year ended June 30, 2020. We used cash of $1,323,202 in operating activities of continuing operations for the year ended June 30, 2020. Our current cash position may not be sufficient for our daily operations, although management expects additional funding through private investors and cash resources available through existing shareholders to contribute to our capital needs. Our ability to continue as a going concern depends on our ability to implement our business plan, generate sufficient revenue, and our ability to raise additional funds through public and/or private offerings.

***All of our assets are pledged as collateral to our lenders.***
We have a credit facility with Comerica Bank with a maximum loan amount of $1,300,000 that is secured by substantially all of the assets of the Company. As of December 31, 2020, the balance of this loan was $ 1,100,000. Additionally, we have a secured promissory note with Black Oak Capital with a maximum loan amount of $1,500,000 that is secured by a second priority interest. For details, see "Indebtedness" and Exhibit G to this Form C. As of December 31, 2020, the balance of this loan was $ 1,168,325. This means that if the Company were to cease operations and be liquidated for any reason, Comerica Bank would be paid first. Once the Company's debt to Comerica Bank is satisfied, then Black Oak Capital would be paid before any other debtors or the Company's stockholders would receive anything. As of December 31, 2020, the Company is also liable for a $172,223 loan from Joe Patterson and $46,813 from Franklin Slade Holdings, LLC, which are being repaid in monthly installments of $8,000 and $2,000, respectively. More recently, in response to COVID-19, the Company received an Emergency Injury Disaster Loan from the SBA through Comerica Bank in the amount of $150,000. These loans would also be paid from the Company's assets in the event the Company ceases operations and is liquidated for any reason and before the stockholders would receive anything. Additionally, the Company received a $601,900 loan from Comerica Bank through the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP"), which would also be given priority over the Company's stockholders if that loan is not otherwise forgiven

under the terms of the PPP.

***We have received a PPP loan and have not yet received the confirmation of forgiveness.***

We have received a PPP loan in the amount of $601,900 and have not yet received the confirmation of the forgiveness of this loan, see "Indebtedness." While we do expect the loan to be forgiven, if this should not occur the Company will have to repay the loan.

***We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.***

As of December 31, 2020, we had $3,239,261 of outstanding indebtedness to Comerica, Black Oak, SBA, Joe Patterson, and Franklin Slade Holdings as listed above (see above). Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including: 1. make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness; 2. require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes; 3. increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations; 4. limit our ability to refinance our existing indebtedness or borrow additional funds in the future; 5. limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; 6. place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and 7. limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy. Moreover, on April 14, 2020, the Company applied for, and was granted, a loan under the PPP in the amount of $601,900 through Comerica Bank, for the purpose of covering the Company's payroll, lease payments and utilities. The loan has a maturity date of April 14, 2022, with an annual interest rate of 1.0%. While we do expect this loan to be forgiven, we have not yet received confirmation of this. For a complete description of our debt, see "Indebtedness, below." We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In addition, the recent worldwide economic slowdown makes it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

***We were out of compliance with certain financial covenants in our lending agreement with Comerica at June 30th, 2020, which were waived by Comerica, and that agreement is currently in the process for renewal.***

We were out of compliance with our lending agreement with Comerica at June 30, 2020. Comerica has waived those covenants for the period ending June 30, 2020. Our $1,300,000 revolving line of credit with our lender, Comerica Bank, is currently in the renewal process. We are negotiating a new credit facility, but we may not be successful in obtaining the terms we seek, or any terms. We rely on a credit facility to purchase inventory and fund day-to-day operations. Any material decrease in or other change to our credit facility could negatively impact our business and operating results. The terms of a replacement credit facility will be influenced by general economic factors over which we have no control. We cannot assure you that we will be able to obtain a replacement facility.

***Due to COVID-19, for the year ending June 30, 2020, we experienced a net operating loss and cannot assure you that we will achieve or maintain profitable operations.***

We have incurred net losses for the fiscal year ending June 30, 2020. We cannot assure you that we will achieve sustainable operating profits or even be able to service our debt or refinance our obligations as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

***We have three distribution agreements that represented 61.54% of our gross revenues in fiscal 2020; our prospects could be negatively impacted if our sales to our largest customers should decrease.***

Three distribution agreements constitute approximately 61.54% of our total revenue and individual door count. These agreements have a minimum term of three years and consist of both international distribution and domestic franchise accounts, in which the agreements allow us to sell our products to the franchisees of various fitness chains. We are in the process of renewing one of these agreements. The loss of, or any decrease in sales, under these agreements would have a negative impact on our operating results and financial condition.

***We have a concentration of customers to whom we extend credit which may place the Company at risk if one or all of those customers' financial condition deteriorates.***

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. As of FYE June 30, 2019 and 2020 the Company had two customers that accounted for 42% and 31% of gross accounts receivable, respectively. For FYE 2018, three customers accounted for 39% of gross accounts receivable. See Note 9 to the Financial Statements.

***Any downturn in general economic conditions in the United States or abroad could harm our business.***

The sock, athleisure, and general apparel markets depends on the general economic environment and levels of consumer spending that affect not only the ultimate consumer, but also retailers, who are our primary customers. Purchases of our products may decline sharply in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, maintain or increase our international operations on a profitable basis or maintain or improve our earnings from operations as a percentage of net sales. As a result, our operating results may be adversely and materially affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general.

***The Company's Common Stock is not registered under the Securities Act, and resale of our Common Stock will be restricted in accordance with applicable law.***

The offering of the Company's Common Stock is being made in reliance on Regulation CF of the Securities Act and will be subject to restrictions on resale for one year. Even after that one year period, there may be resale limitations based on state requirements, "blue sky" laws, and you will only be able to sell if you have a valid exemption from registration under the Securities Act for that sale or if the Company engages in a registered offering under such laws or registers its class of Common Stock under the Securities Exchange Act, neither of which is expected to happen. Purchasers of our Common Stock must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time.

***Any valuation at this stage is difficult to assess.***

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

***Our management team has flexibility in spending the proceeds of this Offering and you may not agree with such spending, and we may not spend the proceeds successfully.***

Management will have broad discretion over the net proceeds from this Offering. We intend to use the proceeds for general corporate purposes, including working capital and capital expenditures. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value, including but not limited to marketing, inventory purchases, acquisition of third party brands and investment in infrastructure. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

*We may be unable to successfully implement our strategic plans and growth initiatives, and we may have difficulty managing any growth that we might experience.*

We cannot predict our ability to implement or the success that will be generated by the implementation of strategic plans and growth initiatives. We will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, product differentiation, design and quality. If we experience growth in our operations, it will place a significant strain on our management and operations, including that our operational and financial systems, procedures and controls may need to be expanded and we may need to train and manage an increasing number of employees. The process of expanding our infrastructure will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. Such challenges may include: 1. maintaining our cost structure at an appropriate level based on the net sales we generate; 2. implementing and improving our operational and financial systems, procedures and controls; 3. managing operations in multiple locations and multiple time zones; and 4. distributing our products in a timely manner.

*Increases in our revenues do not guarantee increases in profitability.*

We believe that the Company will continue to see increases in its gross revenues. However, increases in revenues generally require additional expenditures to produce additional product and therefore an increase in revenues does not always mean that net profits increase. If we are unable to control our expenses while we expand our business, our profitability could be negatively impacted.

*Fluctuations in foreign currency exchange rates may adversely affect our operating results.*

We may be exposed to foreign currency exchange rate risk with respect to our cost of goods, sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Our products are produced outside of the United States, and while our purchase orders are issued in U.S. dollars and payment is made is U.S. dollars, if the U.S. dollar becomes stronger against other currencies it could affect our cost of goods or selling prices to foreign customers. As a result, our earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

*The Company needs to complete the Offering to effectively execute its growth plans.*

In order for the Company to fund its growth plans it must raise funds through this Offering. We require capital from the Offering to effectively execute our growth plan and meet our forecasted revenue and earnings goals. The smaller the amount of the

Offering proceeds, the more difficult it will be to execute our growth plans. Our ability to raise sufficient capital may be beyond our control. Any number of factors could affect the amount and timing in which investors may wish to invest in us, including general economic or business conditions or changes that affect our specific industry or business.

*We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this offering.*
Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount) depending on the timing or amount of their investment. For details, see "Investor Documents – Perks and Other Material Information." For example, an investor who purchases $5,000 of Common Stock will receive 2,500 shares of Common Stock plus an additional 250 shares of Common Stock worth $500 or 10% of their investment. As a result, that investor would own 2,750 shares of Common Stock, worth $5,500, after investing $5,000. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. See "Investor Documents – Perks and Other Material Information." The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company receives.

*Your ownership interest in the Company will be diluted or impaired when we sell additional Common Stock.*
The Board of Directors can authorize the Company to sell additional equity interests in the Company to third parties in order to raise additional capital. Management believes that the Company will have future capital needs and will issue additional shares of Common Stock in the future. Depending on our need for capital, such additional equity interests might be sold for a price less than the price for Common Stock in this Offering. Although the Company currently has only a single class of stock, the Company's stockholders could approve an amendment to the Articles of Incorporation authorizing preferred shares that would give holders of preferred shares financial or other rights superior to the corresponding rights of the Common Stock. For instance, holders of preferred stock could be entitled to a specified priority return that must be paid before any return is paid on your shares of Common Stock. As a result, the sale of such additional equity interests could subordinate your ownership interest in the Company or dilute your ownership interest disproportionately to the amount of new capital raised thereby.

*The Company does not anticipate paying dividends.*
The Company does not anticipate that it will be declaring dividends; therefore the only method in which you may be able to recoup your investment would be the sale of the Company, the private sale of your shares of Common Stock, or a potential redemption of your shares of Common Stock.

*Our prospects could be negatively impacted if our sales are concentrated in any one product or category of products.*
If any one product or category of products were to represent a substantial portion of our net sales, we could be exposed to risk should consumer demand for such product

or category of products decrease in subsequent periods. Although we currently offer a broad range of sock products, our grip products represent nearly 90% of our overall sales. Fluctuations in sales of any given product that represents a significant portion of our future net sales could have a negative impact on our operating results.

*Our business could be harmed if we keep too much or too little inventory.*
We place orders with our independent manufacturers for our products prior to our receipt of customer orders. This minimizes our purchasing costs, the time in which we can fill customer orders and the risk of non-delivery. We also maintain an inventory of products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require when we need those products, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

*Our Directors and Officers control our Company.*
Even if this Offering is fully subscribed, our directors and officers, Mr. Patterson and Mr. Buchholtz will own in excess of 90% of the Company's Common Stock, which constitutes a controlling block in the Company. Moreover, Mr. Patterson and Mr. Buchholtz have entered into a voting agreement under which they both agree to vote all of their shares of Common Stock to elect each other to the board of directors every year. Also, Ms. Hong's employment agreement has a provision that requires that she remain on the Company's board of directors during her employment. As a result, investors will not have a right to participate in or influence the management of the Company except as required by California law. Additionally, in November 2020, the Company added two new directors to its board, expanding it to 5 seats. Pursuant to the Company's financing arrangement with Black Oak Capital LLC, a member of Black Oak Capital will be able to appoint one director to sit on the Company's board. Moreover, the Company entered into a voting agreement with Black Oak Capital that entitles it to vote its Preferred Stock on an as-converted basis when voting to elect the other four directors to the board. As required by the amended and restated articles of incorporation, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. Black Oak Capital also has preemptive rights, a right of first refusal and co-sale rights. For more detail, see Exhibit G to this Form C. The directors and management will have the exclusive right to manage the day-to-day operations of the Company and to make virtually all decisions without the need to obtain approval of the holders of the Company's Common Stock. This concentration of ownership and voting power could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control of the Company or the removal of existing management. You should

not purchase the Company's Common Stock unless you are willing to entrust to the directors essential management of the Company. The directors and management will have the exclusive right to manage the day-to-day operations of the Company and to make virtually all decisions without the need to obtain approval of the holders of the Company's Common Stock. This concentration of ownership and voting power could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control of the Company or the removal of existing management. You should not purchase the Company's Common Stock unless you are willing to entrust to the directors essential management of the Company.

*If we are unable to develop and maintain the popularity of our brands there may not be sufficient demand for our products.*

The sock, athleisure, and apparel markets are subject to constantly changing consumer preferences based on trends. Our success is largely dependent on the continued strength of our ToeSox, Tavi Noir, and Base33 brands and our ability to continue to introduce new and innovative branding concepts and products that are accepted by consumers in our target market. In addition, we must anticipate the rapidly changing trends and consumer demands and provide products that appeal to their preferences in a timely manner while preserving our brand. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions with respect to products need to be made several months in advance of the time when consumer acceptance can be determined. We attempt to minimize the risk of changing trends and product acceptance through constant interaction with consumers in our target markets; but trends can shift away from our products, or if we may misjudge the markets for our products. If so, our net sales may be adversely affected and we may be faced with excess inventories, lower gross margins due to the necessity of providing discounts to retailers and impairment of our brand name and brand image.

*We may not be able to compete effectively, which may cause our net sales and market share to decline.*

The sock, athleisure, and apparel markets in which we compete are intensely competitive. Competitive factors that affect our market position within these markets include the design of our products, trade and consumer promotions, rapid and effective development of new, unique products, attractive and different packaging, product performance, various marketing strategies, and the strength and authenticity of our brands. Our products compete with other apparel, grip socks, casual socks, sport socks, dance socks, and general active wear accessories. In many cases, our products compete with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known brands. Some of our competitors have significantly greater financial resources, have more comprehensive lines of product offerings, have greater brand recognition and spend substantially more on product marketing than we do. More importantly, the purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image; therefore, we could face competition from larger or smaller competitors that introduce and promote products which are perceived by consumers to offer lifestyle or performance advantages over our products. Even if we are successful in remaining innovative in our product design, marketing, and performance, maintaining high-quality standards and strengthening our methods of distribution, brand image and loyalty and customer service, we may experience a loss of market share and decreased net sales. We may encounter difficulties in maintaining or growing our revenues or our market share due to fierce competition in our markets. If our revenues decline, our business, financial condition and results of operations would likely be adversely affected.

*If our marketing efforts are not effective, our brands may not achieve the broad recognition necessary to our future success.*

We believe that broader recognition and favorable perception of our target audience, which is generally a female consumer between the age of 30 and 50, is essential to our future success. Accordingly, we intend to incur significant expense by continuing an aggressive brand-enhancement strategy through a variety of marketing techniques, including digital marketing, ambassador/athlete sponsorship, social media marketing, virtual and in-person events, point of purchase advertising, internet and print media advertising, collaborations with other like-minded brands, and fostering an authentic Company culture. If our brand enhancement strategy is unsuccessful, these significant expenses may never be recovered, and we may lack the resources to increase future sales. We believe that successful positioning of our brand will largely depend on: 1. the success of our marketing and promotional efforts; 2. preservation of the authenticity of the brands and perception of these brands by our target consumer; and 3. our ability to continue to provide innovative, stylish and high-quality products to our customers.

*Any failure by us to maintain ongoing sales through our customer base could harm our business.*

A majority of our product sales are wholesale sales to dealers and distributors who sell our products to our global consumer base. Many of these dealers and distributors are not obligated to continue selling our products, and they may stop buying our products at any time without notice. Our ability to increase our net sales in the future will depend in large part on our success in developing and maintaining relationships with our dealers and distributors. If we do not maintain or expand these relationships successfully or secure agreements with additional distributors on commercially reasonable terms could harm our business and results of operations. We are also dependent on the sales and marketing efforts of our dealers and distributors which we do not control.

*We rely on distributors for international sales and must maintain good relationships with our existing distributors and/or secure new distributors.*

The sales and marketing efforts of our international distributors are important for our success in the foreign markets assigned to each distributor. If our distributors prove to be ineffective and/or if we fail to attract additional distributors, and/or our distributors do not market, promote and distribute our products effectively, our business, financial condition and results of operations could be adversely affected.

*If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.*

Our success depends on our ability to build and maintain brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preference and demand. Product quality, consumer complaints, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance. In the event we were to experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

*We have an office in China.*
We maintain an office in China with twelve contract workers that provide development, production planning, quality control, and logistics services. These contractors are paid through a third party trading company. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

*Our business is affected by seasonality.*
Our business is affected by the general seasonal trends common to the fitness industry. Seasonality may adversely affect our business and cause our results of operations to fluctuate or differ from our forecasts. We believe that comparisons of our operating results between different quarters within a single fiscal year are not meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

*Any interruption or termination of our relationships with our manufacturers could harm our business, including the impact of COVID-19, and the imposition of tariffs by the United States government on Chinese goods.*
All of our products are manufactured by independent manufacturers located in China. We do not have long-term agreements with any of our independent manufacturers. Some of the challenges we may experience with our manufacturers include insufficient production capacity, errors in making products to our specifications, inability to obtain sufficient raw materials, poor quality control, failure to meet production deadlines, increases in manufacturing costs and failures to properly use our intellectual property. If our relationship with any of our independent manufacturers is interrupted or terminated, whether by us or by them, we would need to locate alternative manufacturing sources. Establishing new manufacturing relationships involves numerous uncertainties, and we may not be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms. If we were required to replace any of our major manufacturers, we would likely experience increased costs, substantial disruptions in the manufacture and shipment of our products, and a loss of sales. COVID-19 could have a similar impact if any of our suppliers or manufacturers are required to shut down, suspend manufacturing, or otherwise discontinue operations due to COVID-19 and Government restrictions. We produce all of our products in China, and we are required to pay federal tariffs to the

US government because our products are foreign-made goods. We currently pay federal duties ranging from 13% - 18% on our goods and tariffs up to 15%. The federal government has the ability to increase these tariffs. If additional tariffs are imposed, our margins and earnings may be negatively affected. We cannot predict the nature of future tariffs or changes in duty rates. As of December 31, 2020, we are not aware of any additional duties or tariffs that are pending, but tariffs can be changed without notice to us.

*We must be able to continue to procure raw materials on commercially reasonable terms and receive timely deliveries from our manufacturers to sell our products profitably.*
Our ability to sell our products is dependent upon the availability of raw materials used in our products and timely deliveries of products from our independent manufacturers. We may experience shortages of raw materials, such an organic cotton, and resulting delays in deliveries of our products by our independent manufacturers. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a timely manner and could cause us to miss the delivery requirements of our customers, which may result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our net sales and results of operations.

*We may be sued by third parties for alleged infringement of their proprietary rights.*
From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the company could cease operations in the country or countries in which our products are held to be infringing.

*If we fail to secure or protect our intellectual property rights, we may not be able to sell our products in certain countries or sales may be impacted through knock off or counterfeit products.*
A significant portion of our business is based on patented products and all of our products contain our trademarked logos. The laws of some foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We have a budget to establish and protect our intellectual property on a worldwide basis, but we may not be successful in these efforts or the

costs associated with protecting our rights globally may be larger than our budget. We have registered our brands in over 22 countries and have patents in over 7 countries. We expect to incur significant expenses and liability to register and protect our intellectual property rights both in the United States and abroad. If we are unable to successfully protect our intellectual property rights, our business and financial condition may be adversely affected. From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the company could cease operations in the country or countries in which our products are held to be infringing.

***The continued economic impact of COVID-19 may impact our revenue in the United States or abroad and could harm our business.***

The impact of the global pandemic, COVID-19 has had a substantial impact to the fitness markets globally, with many gyms and fitness studios closing temporarily and some permanently. Many have been impacted financially due to their temporary closure or reduction in clientele. During the months of March – April 2020, we saw a substantial decline in our daily new order volume. Starting April 27th, 2020 we began to see these numbers start to rebound. Additionally, the cost of freight has increased due to COVID-19 and the resulting lack of space available for air and ocean shipments. If such problems persist, this may impact our revenue and margin and thus have a negative impact on our operating results If the impact of COVID-19 continues or worsens, our operating results may be adversely and materially affected by these reductions in clients, the downward trends in the economy, or the general occurrence of global events that adversely affect the economy in general. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. To mitigate the impact of COVID-19, the Company has applied for and received loans under the Small Business Administration's Paycheck Protection Program ("PPP") and an Economic Injury Disaster Loan ("EIDL"), see "Indebtedness" below. However, the Company still needs additional financing, and further to the extent the Company cannot obtain equity investment, it may be required to take on additional debt.

***If we are unable to retain key personnel necessary to operate our business, our ability to develop and market our products successfully may be harmed.***
We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including administrative, sales and marketing personnel, could delay the development and introduction of products, and harm our ability to sell our products and damage our brand. Our future success may also depend on our ability to attract and retain additional qualified management, sales and marketing personnel. We currently have employment agreements with four members of our management team as well as key man insurance on both Joe Patterson and Barry Buchholtz. Furthermore, we maintain an office in China with thirteen contract employees that provide development, production planning, quality control, and logistics services. These contractors are paid through a third party trading company. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

***The Company is vulnerable to hackers and cyber-attacks.***
We process both Business-to-business (B2B) and business-to-consumer (B2C) transactions through our websites. We may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on our websites or in our computer systems could have a negative impact on our operating results.

***Our global distribution center is located in Mexico and we are subject to foreign laws.***
Our warehouse is located in Mexico and therefore we are subject to the laws of this Country. Any change in this Country's policies, practices, laws, relations with the United States, or changes in U.S. policies permitting legal imports from these countries could negatively impact our business including the potential for interruption of shipments. Such delay in, or ability to deliver product to our customers could harm our customer relationships as well as operating results.

***We utilize U.S. Customs rule 321, and changes to that rule could impact our operating results.***
We take advantage of duty savings under Section 321, 19 USC 1321. This is the statute that describes de minimis. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation, but the aggregate fair retail value in the country of shipment of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The de minimis threshold was previously $200, but increased with the passage of the Trade Facilitation and Trade Enforcement Act (TFTEA). If this ruling was changed it could impact our operating results.

***Potential changes in accounting practices and/or taxation may adversely affect our financial results.***

We cannot predict the impact that future changes in accounting standards or practices may have on our financial results. New accounting standards could be issued that change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings. Increases in direct and indirect income tax rates could affect after tax income. In addition, increases in indirect taxes could affect our products' affordability and reduce our sales.

*If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting our investor confidence in our Company could be materially and adversely affected.*

We are required to maintain both disclosure controls and procedures and internal control over financial reporting. If we fail to do so, our business and results of operations could be materially harmed.

*Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.*

We may, from time to time, be party to various litigation claims and legal proceedings, including, but not limited to, intellectual property, fraud, unfair business practices and false advertising, breach of contract claims, employee claims, or others. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management's time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

*Regulatory and compliance requirements.*

New and evolving regulations and compliance standards for cyber security, data protection, privacy, public reporting, and internal IT controls are often created or modified. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business.

*We must continually maintain, protect and/or upgrade our information technology systems.*

Information technology will help us operate efficiently, interface with customers, maintain financial accuracy and efficiency, and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, and other business disruptions including cybersecurity attacks. Moreover, if our data management systems, do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, cybersecurity attack, or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

*GDPR & PCI compliance status.*

Companies that collect data on citizens in the European Union ("EU") countries are required to comply with strict regulations around protecting customer data. The General Data Protection Regulation ("GDPR") sets a new standard for consumer rights regarding their data, and we will be challenged to implement and maintain systems and processes in place to ensure compliance. Compliance will cause some concerns and new expectations for our IT security team. For example, the GDPR takes a wide view of what constitutes personal identification information. We will be required to ensure the same level of protection for things like an individual's IP address or cookie data as we do for personal information such as name, address, and Social Security number. The cost of non-compliance with GDPR could be significant and impact our ability to transact business in the EU. The Payment Card Industry Data Security Standard is an information security standard for organizations that handle branded credit cards from the major card schemes. The PCI Standard is mandated by the card brands but administered by the Payment Card Industry Security Standards Council. The company has not completed its internal PCI compliance for 2020. While we do not believe we are out of compliance, any non-compliance could have a negative financial impact on the business.

*The Company's bylaws provide for indemnification.*

The Company's bylaws provide for indemnification of the Company's directors, officers, employees and agents, against liabilities arising out of acts or omissions not amounting to fraud, gross negligence, and breach of fiduciary duty or willful misconduct. To the extent that any covered persons are indemnified under the indemnification provisions of the Company's bylaws, or any indemnity agreements pursuant thereto, the assets of the Company would be at risk.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Joe Patterson | 10,000,000 | Common Stock | 74.37 |
| Barry Buchholtz | 2,845,000 | Common Stock | 21.16 |

## The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Convertible Debt Securities. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

***Common Stock***

The amount of security authorized is 50,000,000 with a total of 17,990,809 outstanding.

*Voting Rights*

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Subject to the requirements in the Company's articles of incorporation, bylaws and California Corporation Code, holders of our Common Stock have the right to cumulative voting. Voting Agreements Mr. Patterson and Mr. Buchholtz have entered into an agreement that, for as long as they are employed by, or serve as consultant to, the Company, they will vote all of their shares of Common Stock for each other when electing board members and to obtain each other's approval before voting in favor of increasing the size of the board. Pursuant to the Company's financing arrangement with Black Oak Capital LLC, a member of Black Oak Capital will be able to appoint one director to sit on the Company's board. Moreover, the Company entered into a voting agreement with Black Oak Capital that entitles it to vote its Preferred Stock on an as-converted basis when voting to elect the other four directors to the board. See also "Company Securities -- Series A Preferred Stock -- Voting Rights and Material Rights." As required by the amended and restated articles of incorporation, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. Black Oak Capital also has preemptive rights, a right of first refusal and co-sale rights. For more detail, see Exhibit G to this Form C.

*Material Rights*

The amount of security authorized is 50,000,000 with a total of 13,445,445 outstanding. In addition, there are 4,545,364 options to purchase shares of common stock.

**Note**

The total amount of common stock outstanding on a fully diluted basis (17,990,809) includes 13,445,445 shares issued and 4,545,364 shares to be issued pursuant to outstanding stock options. The vesting schedule and strike prices vary for certain officers and performances. This amount does not include 238,095 stock options recently granted by the Board of Directors.

DIVIDENDS AND DISTRIBUTIONS

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

**Right to Receive Liquidation Distributions**

In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

**Rights and Preferences**

The rights, preferences and privileges of the holders of the company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock and any additional classes of preferred stock that we may designate in the future. For details, see "Company Securities -- Series A Preferred Stock" and see also Exhibit G of this Form C.

***Series A Preferred Stock***

The amount of security authorized is 1,863,354 with a total of 0 outstanding.

*Voting Rights*

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter, Except as provided by law or by the other provisions of the Company's Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock and on an as-converted to Common Stock basis. Voting Agreement Election of Directors. Holders of the outstanding Series A Preferred Stock shall be entitled to elect one (1) director of the Company, (the "Series A Preferred Director"). The holders of record of the shares of Common Stock and Preferred Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect four (4) directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to the written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this subsection, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this subsection, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this subsection. See also "Company Securities -- Common Stock" and see also Exhibit G to this Form C.

*Material Rights*

In connection with the Company's financing arrangement with Black Oak Capital, which will be acquiring the Company's Series A Preferred Stock in a series of three tranches, a number of agreements were reached such that:

o The Preferred Stock Purchase Agreement entails a Voting Rights Agreement under which Black Oak is entitled to elect one director designated by Black Oak, plus entitled to vote its Preferred Stock on an as-converted basis when voting to elect the other four directors to the board. See also "Company Securities -- Common Stock" and Exhibit G to the Form C.

o Black Oak's purchases of the Company's Series A Preferred Stock will be in three tranches scheduled for December 31, 2020, February 15, 2021, and April 30, 2021, each tranche consisting of 310,560 shares of Series A Preferred Stock for $500,001.60 consideration. The purchase of each tranche is contingent on the Company achieving certain revenue and EBITDA targets. Assuming Black Oak purchases the full 931,680 shares of Series A Preferred Stock for total consideration of $1,500,000, plus converts its $1,500,000 loan to the company to 931,674 shares of Series A Preferred Stock in July 2021, Black Oak will hold 1,863,354 shares of Series A Preferred Stock. Under the agreement, Black Oak is entitled to vote their Series A Preferred Stock on an as-converted basis. Conversion of the Series A Preferred Stock is determined by dividing the Original Issue Price of $3,000,000 by the initial Series A Conversion Price of $1.61, giving Black Oak the ability to vote as if it held 1,863,354 shares of the Company's Common Stock. The Series A Conversion Price is subject to adjustment for dilution. For more information, see also "Indebtedness." See also Exhibit G to Form C.

o Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of the Black Oak director in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. See also Exhibit G to Form C.

o The Investors' Rights Agreement also contains a registration rights provision and an anti-dilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities. See also Exhibit G to Form C.

o Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson, Barry Buchholtz or Gill Hong must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro-rata basis in the proposed sale. See also Exhibit G to this Form C. See also Exhibit G to Form C.

**Dividend Rights**

Holders of the outstanding Series A Preferred Stock then shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "Series A Original Issue Price" shall mean $1.61 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

**Right to Receive Liquidation Distributions**

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 1.67 times the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation of the Corporation (these "Articles") immediately prior to such liquidation, dissolution or winding up of the Company. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections

2.1 and 2.2 is hereinafter referred to as the "Series A Liquidation Amount."

**Please Refer to Exhibit G of this Offering Memorandum for a full summary.*

***Convertible Debt Securities***

The security will convert into Series a preferred stock and the terms of the Convertible Debt Securities are outlined below:

**Amount outstanding:** $1,060,406.00
**Maturity Date:** December 31, 2022
**Interest Rate:** 15.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $0.00
**Conversion Trigger:** Converts July 15, 2021, if the Company achieves certain revenue and EBITDA goals

*Material Rights*

On October 7, 2019, Black Oak Capital LLC and the Company entered into a $1,000,000 Senior Subordinated Credit Agreement and Security Agreement giving Black Oak Capital a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, and cash and non-cash proceeds.

In connection with the Senior Subordinated Credit Agreement, Black Oak also received warrants to purchase 165,060 shares of the Company's Common Stock at an exercise price of $990.36. Black Oak exercised the warrants in November 2020 and now holds the Common Stock.

The Senior Subordinated Credit Agreement was amended October 12, 2020, to add $500,000 to the principal and extend the maturity date to December 31, 2022. Under the amended Agreement, Black Oak may convert the $1,500,000 debt into 931,674 shares of the Company's Series A Preferred Stock if the Company achieves certain revenue and EBITDA targets on July 15, 2021. For more detail, see Exhibit G to this Form C.

## What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $381,965.00
  **Number of Securities Sold:** 435,385
  **Use of proceeds:** Business Operations
  **Date:** December 18, 2018
  **Offering exemption relied upon:** 506(b)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Our financial statements for the fiscal years ended June 30, 2020, 2019, and 2018 have been reviewed by PKF San Diego, LLP (formerly PKF, LLP). The following discussion includes information based on the Company's unreviewed operating data for the period ending December 31, 2020, and is subject to change once it completes its fiscal year, prepares its consolidated financial statements and its accountant completes a financial review of those statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDING JUNE 30, 2018, 2019, and 2020.

## Revenue

Revenue for the fiscal years 2020, 2019, and 2018 were $15,074,413, $14,865,032, and $10,132,588, respectively. Year over year growth from 2019 to 2020 was significantly impacted from COVID-19 and resulted in 1.4% growth, while year over year growth from 2018 to 2019 was 46.7%.

For the six months ending December 31, 2019 revenue was $9,307,787 as compared to $7,683,028 for the same six-month period during the prior year, representing 21.1% year-over-year growth. For the six months ending June 30, 2020, revenue was $5,766,626 as compared to $6,892,347 for the same six month period during the prior year, representing a 16.3% decrease in revenue, which is directly attributable to the COVID-19 pandemic.

Domestic wholesale revenue for the fiscal years 2020 and 2019 was $10,989,411 and $11,170,884 respectively, a 1.6% year over year decline, due to the impact of COVID-19.

International revenue for the fiscal years 2020 and 2019 was $3,330,490 and $2,873,503, respectively, a 15.9% year over year increase, as some international markets were not as badly impacted by the COVID-19 pandemic.

Direct-to-consumer (DTC) revenue for the fiscal years 2020 and 2019 was $754,512 and $723,335 respectively, a 4.3% year over year increase, as the Company made a concerted effort to increase this market segment during the COVID-19 shutdowns.

Socks, our highest margin products, were 93.4% and 96.7% of our overall revenue for the fiscal years 2020 and 2019, respectively.

## Cost of Sales

Cost of sales for the fiscal years 2020, 2019, and 2018 were $5,325,278, $4,876,902, and $3,523,523, respectively.

## Gross Margins

Gross margins for the fiscal years 2020, 2019, and 2018 were $9,749,135, $9,988,130, and $6,609,065 or 64.7%, 67.2%, and 65.2%, respectively. Gross margin for the fiscal year ending June 30, 2020, decreased by 3.7% as compared to the prior year primarily due to an increase of apparel product revenue as a percent of sales. Gross margins generated from our sock revenue is higher than gross margins generated on apparel revenue. In addition, international sales, which have a lower margin, grew faster than our higher-margin wholesale and DTC channels for the fiscal year ending 2020.

Selling, General and Administrative Expenses

SG&A for the fiscal years 2020, 2019, and 2018 were $10,124,391, $9,604,194, and $6,519,403, respectively. Expenses increased as a percentage of sales in 2020 due to expenses that had been planned or already incurred prior to COVID 19. In March, the Company reduced expenses to offset lower revenue due to COVID-19.

Income (Loss) from Operations

Income (loss) from continuing operations for the fiscal years 2020, 2019, and 2018 was ($375,256), $383,936, and $89,662, respectively. Loss from operations in the fiscal year 2020 was impacted by lower than forecasted revenue, primarily due to COVID-19.

Other Expense

Other expense for the fiscal years 2020, 2019, and 2018 was $174,679, $79,522, and $8,164, respectively. The increase in other expense in fiscal year 2020 as compared to the same period in the prior year was primarily due to an increase in interest expense.

Net Income (Loss) from Continued Operations

Net income (loss) from Continued Operations for the fiscal years 2020, 2019, and 2018 were $(576,349), $291,828 and $78,212, respectively. Continuing Operations include only the ongoing operations of Thirty Three Threads and exclude Park Center Holdings, LLC which are consolidated as a variable interest entity as described in Note 13 on Page 70.

Net Income (Loss) from Consolidated Continued & Discontinued Operations

Net income (loss) from Discontinued Operations for the fiscal years 2020, 2019, and 2018 were $1,615,759, ($255,650), and ($265,819), respectively. Discontinued Operations are related to Park Center Holdings, LLC (PCH), a related party through common ownership. Park Center Holdings was closed in December of 2019 and will no longer be consolidated. In accordance with Financial Accounting Standards Board, Accounting Standards Codification 810, "Consolidation," a company should consolidate the financial results of another entity that is determined to be a variable interest entity (VIE) if it holds a variable interest and is determined to be the primary beneficiary.

Management evaluated the explicit and implicit variable interests of Thirty Three Threads to determine if they have any variable interests in PCH. Variable interests are contractual, ownership, or other pecuniary interest in an entity whose value changes with changes in the fair value of the entity's net assets, exclusive of variable interests.

Explicit variable interests are those which directly absorb the variability of a VIE and can include contractual interests such as loans or guarantees as well as equity investments. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing of variability indirectly, such as through related-party arrangements or implicit guarantees. The analysis includes consideration of the design of the entity and its organizational structure, including decision-making ability over the activities that most significantly impact the VIE's direct performance. Generally Accepted Accounting Principles require a reporting entity to consolidate a VIE when the reporting entity has a variable interest, or combination of variable interest, that provides it with a controlling financial interest in the VIE. The entity that consolidates a VIE is referred to as the primary beneficiary of that VIE.

PCH is related through common ownership and leased certain property to Thirty Three Threads, which is used in operations. Substantially all of PCH's revenue was from Thirty Three Threads and PCH's accounting records were maintained by the management of Thirty Three Threads.

Thirty Three Threads had a direct interest in PCH through its obligation to absorb losses of PCH through the guarantee of debt that could potentially be significant to PCH; therefore, management determined that PCH was a VIE and consolidated PCH in its financial statements.

The equity of PCH not owned by Thirty Three Threads, has been reflected as a non-controlling interest in the accompanying consolidated financial statements. The consolidation of PCH did not change the legal ownership and did not change the assets or liabilities and equity of Thirty Three Threads or PCH as stand-alone entities. All inter-company accounts and transactions have been eliminated in consolidation.

Accordingly, the financial statements are presented on a consolidated basis including the accounts of Thirty Three Threads and PCH. The assets, liabilities, and results of operations of PCH have been presented as "discontinued operations" for the years ended June 30, 2019, and 2018. The Company recognized a net loss attributable to common ownership of PCH of ($244,288) and ($243,172) for the years ended June 30, 2019 and 2018, respectively. In November 2019, common ownership completed the sale of the property. For the year ended June 30, 2020, the Company recognized net income attributable to common ownership of $1,276,044, including a gain on sale attributable to common ownership of $1,317,992. See also Note 13, "Consolidation of Variable Interest Entity and Discontinued Operations" to the Financial Statements.

<u>**Net Income (Loss) attributable to common ownership**</u>

Net income (loss) attributable to common ownership for the fiscal years 2020, 2019, and 2018 was $699,695, $47,540, and ($164,960), respectively. Net income (loss) attributable to common ownership includes income and losses derived from Variable Interest Entity Accounting in accordance with Financial Accounting Standards Board, Accounting Standards Codification 810 as described above.

**Historical results and cash flows:**

**Operating Results**

The Company's net revenue has increased each of the last three fiscal years to $15,074,413 for FYE June 30, 2020 ("FYE. 2020") from $14,865,032 FYE June 30, 2019 ("FYE 2019") and $10,132,588 for FYE June 30, 2018 ("FYE 2018").

We had a net loss from continuing operations in FYE 2020 of ($576,349) due to COVID-19 and the related decrease in revenue. In prior years, we had net income from continuing operations of $291,828 and $78,212 for FYE 2019 and 2018, respectively.

During 2020, Joe Patterson, Chairman of the Board, and Barry Buchholtz, President and Director, sold a building that they owned through their company Park Center Holdings, LLC ("PCH"), which had been rented by the Company. Management evaluated the explicit and implicit variable interests of the Company in PCH and determined it was a variable interest entity (VIE) because, among other reasons, the Company had an obligation to absorb losses from PCH due to a guarantee of debt that could potentially be significant to PCH. As a result, it was determined that the proceeds from the sale of the building should be reflected in the Company's financial statements. See Note 13 to the Company's Financial Statements. Consequently, the sale of the building is reflected on the Company's Consolidated Statement of Operations as "Discontinued Operations" resulting in a gain from discontinued operations of $1,615,759. Largely as a result of this gain, the Company ended FYE 2020 with net income of $1,039,410 despite the adverse impact of COVD-19. The Company had net income (loss) of $36,178 and ($187,607) for FYE 2019 and FYE 2018, respectively.

*Concentration of Customers and Vendors*

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. As of FYE June 30, 2019, and FYE 2020, the Company had two customers that accounted for 42% and 31% of gross accounts receivable, respectively. For FYE 2018, three customers accounted for 39% of gross accounts receivable. See Note 9 to the Financial Statements.

For FYE 2020, the Company had four vendors that accounted for 42% of inventory purchases. In FYE 2019 the Company had one vendor that accounted for 17% of inventory purchases and, in FYE 2018, the Company had two vendors accounting for 26% of inventory purchases. For FYE's 2020, 2019, and 2018, the Company had three vendors that accounted for 68%, 63%, and 57% of accounts payable, respectively. See Note 9 to the Financial Statements.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The Company's net (decrease) increase in cash was and $65,690, $227,900, and ($20,148) for the fiscal years ending 2018, 2019, and 2020, respectively.

The Company needs substantial capital to fund its operations and growth strategy. For more details, see "Use of Proceeds." Much of the Company's operations and working capital needs have been funded with debt.

In November 2020, the Company entered into an agreement for the sale of Series A Preferred Stock to Black Oak Capital LLC for a total consideration of $3,000,000, which constitutes $1,500,000 that Black Oak will pay to the Company in three tranches provided the Company meets certain revenue and EBITDA targets. The other $1,500,000 of the $3,000,000 total consideration will be the conversion of the existing $1,500,000 debt the Company owes to Black Oak (see immediately below) that will be converted into Series A Preferred Stock on July 15, 2021, provided the Company meets certain revenue and EBITDA targets. For important information about the voting rights and other terms related to the Series A Preferred Stock, see "Company Securities -- Series A Preferred Stock -- Voting Rights and Material Rights."

In 2019, Black Oak loaned the Company $1,000,000, obtained a second-priority position on the company's collateral, and obtained warrants which Black Oak exercised on November 20, 2020 for $990 and now holds 165,060 shares of the Company's common stock. The maximum borrowing limit on this loan was increased to $1,500,000 in November of 2020. For more information about this loan, see "Indebtedness."

In 2018, the Company raised a total of $440,000, or $381,965 after expenses, in a private placement under Regulation D, the proceeds of which were used for general business activities. For more information, see "Recent Offerings of Securities."

Other ongoing sources of liquidity for the Company includes a $1,300,000 revolving credit agreement with Comerica Bank, which as of September 30th, 2020, has a balance of $900,000.

The Company intends to raise a maximum of $1,070,000 in this Regulation CF Offering, the proceeds of which will be used as described in detail in "Plan of Operations and Milestones," immediately below. See also "Use of Proceeds." The Company may also seek to raise additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. In such event, management has discretion as to how to use those proceeds including but not limited to marketing, inventory purchases, acquisition of third party brands, investment in infrastructure, and the uses identified in "Use of Proceeds."

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

See Liquidity and Capital Resources (above) and Use of Proceeds.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

As of fiscal year ended June 30, 2020, the Company had $459,001 in cash and cash equivalents on hand. We anticipate raising the full $1,070,000 in this offering. Plus, as discussed in Liquidity and Capital Resources, we have a revolving credit facility with Comerica Bank for $1,300,000, of which the balance was $1,100,000 as of December 31, 2020. We also expect to meet the revenue and EBITDA targets under our financing agreement with Black Oak Capital result in the subsequent sale of three tranches of Series A Preferred Stock for consideration of $1,500,000. Additionally, if the revenue and EBITDA targets are met, as of July 15, 2021, our current $1,500,000 debt with Black Oak Capital will convert into 931,674 shares of Series A Preferred Stock. For details regarding these transactions, see Exhibit G to this Form C.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

When the Series A preferred share investment is received from Black Oak Capital, the Company is able to operate without the money that will be raised through Start Engine. For information regarding this series of transactions, see Exhibit G to this Form C.

**How long will you be able to operate the company if you raise your maximum funding goal?**

When the Series A Preferred Share investment is received from Black Oak Capital, the Company is able to operate without the money that will be raised through StartEngine. For details, see Exhibit G to this Form C.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

As discussed in Liquidity and Capital Resources, we have a revolving credit facility with Comerica Bank for $1,300,000, of which the balance was $1,100,000 as of December 31, 2020, leaving room for additional financing. We also expect to meet the revenue and EBITDA targets under our financing agreement with Black Oak Capital result in the subsequent sale of three tranches of Series A Preferred Stock for consideration of $1,500,000. Additionally, if the revenue and EBITDA targets are met, as of July 15, 2021, our current $1,500,000 debt with Black Oak Capital will convert into 931,674 shares of Series A Preferred Stock. We may engage in further capital raising in the future as needed, including private placements, to continue funding our working capital, capital expenses, and growth strategy. For more detail, see Exhibit G to this Form C.

## Indebtedness

- **Creditor:** Black Oak Capital LLC
  **Amount Owed:** $1,168,325.00
  **Interest Rate:** 15.0%
  **Maturity Date:** December 31, 2022
  $1,500,000 debt arrangement with Black Oak Capital Partners. On October 7, 2019, the Company entered into a $1,000,000 Senior Subordinated Credit Agreement and Security Agreement giving Black Oak Capital a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, and cash and non-cash proceeds. The Senior Subordinated Credit Agreement has a 15% annual interest rate and maturity date of December 31, 2022. Black Oak also received warrants to purchase 165,060 shares at an exercise price of $990.36. Black Oak exercised the warrants in November 2020. The Senior Subordinated Credit Agreement was amended October 12, 2020, to add $500,000 to the principal and extend the maturity date to December 31, 2022. Under the amended agreement, Black Oak may convert the $1,500,000 note into 931,674 shares of the Company's Series A Preferred Stock if the Company achieves certain revenue and EBITDA targets on July 15, 2021. For important information regarding Black Oak's acquisition of the Company's Series A Preferred Stock and related voting and other rights, see "Company Securities -- Series A Preferred Stock -- Voting Rights and Material Rights." For more detail regarding these transactions, see Exhibit G to this Form C.

- **Creditor:** Comerica Bank
  **Amount Owed:** $1,100,000.00
  **Interest Rate:** 4.25%
  **Maturity Date:** May 01, 2021
  The Company has a revolving credit facility with Comerica Bank with a ceiling of $1,300,000 and an interest rate of Prime Rate (established by Comerica) + 1% (the margin) and non less than the daily adjusting LIBOR rate Plus 2.5%. Additionally, Comerica has a first position UCC-1 filing on substantially all of the Company's assets. As of 12/31/2020, the Company owed $1,100,000.

- **Creditor:** Comerica Bank
  **Amount Owed:** $601,900.00
  **Interest Rate:** 1.0%
  **Maturity Date:** April 14, 2022
  The Company's loan was through the Small Business Administration's Paycheck Protection Program for the purpose of covering the Company's payroll, lease payments and utilities.

- **Creditor:** Comerica Bank
  **Amount Owed:** $150,000.00
  **Interest Rate:** 3.75%
  **Maturity Date:** July 21, 2050
  The Company obtained this loan from Comerica Bank through the Small Business Administration's Economic Injury Disaster Loan program. for the purposes of funding working capital requirements.

- **Creditor:** Joe Patterson
  **Amount Owed:** $172,233.00
  **Interest Rate:** 5.0%
  **Maturity Date:** December 31, 2022
  Joe Patterson is the Chairman of the Board of Directors. Monthly payments vary between $4,000 and $8,000. See also Notes 6 and 8 to the Financial Statements. As of 12/31/2020 the Company owed $172,233.

- **Creditor:** Franklin Slade Holdings
  **Amount Owed:** $49,813.00
  **Interest Rate:** 5.0%
  **Maturity Date:** November 30, 2022
  Franklin Slade Holdings is owned by Barry Buchholtz, the Company's President, and Director, as a principal. Mr. Buchholtz's daughter's trust also is a part-owner of Franklin Slade Holdings. Monthly payments vary between $1,000 and $2,000. See also Notes 6 and 8 of the Company's Financial Statements. As of 12/31/2020, the Company owed $49,813.

## Related Party Transactions

- **Name of Entity:** Joe Patterson
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** Mr. Patterson is the founder, Chairman of the Board and owns more than 20% of the Company's outstanding Common Stock. On January 1, 2020, he loaned the Company $201,040.
  **Material Terms:** The loan carries an annual interest rate of 2.5% with a maturity date of December 31, 2022, and had a balance of $205,681 as of the Company's fiscal year ended June 30, 2020. See Notes 6 and 8 to the Financial Statements.

- **Name of Entity:** Franklin Slade Holdings, LLC ("FSH")
  **Names of 20% owners:** Barry Buchholtz, President and Director of the Company, is a Principal of FSH
  **Relationship to Company:** Mr. Buchholtz, a Principal of FSH, is also President and Director of the Company
  **Nature / amount of interest in the transaction:** FSH extended a loan of $50,260 to the Company.

**Material Terms:** The loan accrues interest at an annual rate of 2.5% and matures on November 30, 2022, with a balance of $51,420 as of fiscal year ended June 30, 2020. For more information see Notes 6 and 8 to the Financial Statements.

- **Name of Entity:** Barry Buchholtz
**Relationship to Company:** Officer
**Nature / amount of interest in the transaction:** Mr. Buchholtz, in his capacity as President and Director of the Company, received a loan from the Company to pay for his initial purchase of the Company's Common Stock when he joined the Company.
**Material Terms:** The secured promissory note, dated January 1, 2013, had an initial balance of $312,400 for the purchase of the Company's Common Stock at an annual rate of 0.95% and maturity at the earlier of January 1, 2085, or the acceleration of the note upon an event of default or an event of sale. The note is secured by a grant of a security interest in the Company's securities covered by the loan. Additional purchases of the Company's securities by Mr. Buchholtz can be added to the balance of the loan which was $416,126 as of the fiscal year ended June 30, 2020. See Note 8 to the Financial Statements.

## Valuation

**Pre-Money Valuation:** $35,981,618.00

**Valuation Details:**

__Valuation Disclaimer__

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,060,406 in Convertible Debt Securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

__Valuation Basis__

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company set its valuation internally, without a formal third-party independent valuation. The valuation is based on a revenue multiple of 3.00 X trailing-twelve-month (TTM) revenue at 12/31/2020 for a Company valuation of $36,800,022, or approximately $ 2.00 per share on a fully diluted basis.

The 3X revenue multiple was based on an internal analysis of companies that have previously raised capital on StartEngine, both in the apparel industry and in other industries. Based on our analysis of 20 companies that raised capital on StartEngine, the median revenue multiple was 16.02 and the industry comparison was 3.76. We have elected to go with a multiple of 3.00 on 12/31/2020 which is $ 2.00, especially given our prior year was $15M in trailing-twelve-months (TTM) revenue.

### Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Funds will be used for working capital, including purchases of inventory, operating expenses, and capital expenditures, such as software and IT upgrades.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Funds will be used for working capital, including purchases of inventory, operating expenses, and capital expenditures, such as software and IT upgrades.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thirtythreethreads.com/ (https://www.thirtythreethreads.com/investor-relations/financial-statements/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/thirty-three-threads

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Thirty Three Threads, Inc. d/b/a ToeSox d/b/a Tavi Noir

*[See attached]*

# THIRTY THREE THREADS, INC.
# AND AFFILIATE

## CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

## JUNE 30, 2020, 2019, AND 2018

THIRTY THREE THREADS, INC. AND AFFILIATE

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT........................................................... 1

FINANCIAL STATEMENTS:

Consolidated Balance Sheets
as of June 30, 2020, 2019, and 2018........................................................................2

Consolidated Statements of Operations
for the Years Ended June 30, 2020, 2019, and 2018...............................................3

Consolidated Statements of Owners' Equity
for the Years Ended June 30, 2020, 2019, and 2018...............................................4

Consolidated Statements of Cash Flows
for the Years Ended June 30, 2020, 2019, and 2018...............................................5

Notes to Consolidated Financial Statements...............................................................6 - 23

PKF

Accountants and
business advisors

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Board of Directors
Thirty Three Threads, Inc. and Affiliate
Vista, California

We have reviewed the accompanying consolidated financial statements of Thirty Three Threads, Inc. (the "Company") and Park Center Holdings, Inc. (the "Affiliate"), which comprise the consolidated balance sheets as of June, 30, 2020, 2019, and 2018, and the related consolidated statements of operations, statements of owners' equity and statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion on the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company suffered losses from continuing operations and has significant cash used in operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF, LLP

San Diego, California
November 25, 2020

PKF, LLP

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

# THIRTY THREE THREADS, INC. AND AFFILIATE
## CONSOLIDATED BALANCE SHEETS
## FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018

ASSETS

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Current assets: | | | |
| Cash | $ 459,001 | $ 479,149 | $ 251,249 |
| Accounts receivable, net | 2,036,314 | 1,107,738 | 960,515 |
| Prepaid expenses | 266,361 | 78,178 | 115,614 |
| Other receivables | 154,000 | 159,702 | 15,359 |
| Inventories, net | 3,200,703 | 3,317,646 | 1,701,525 |
| Current assets of discontinued operations | - | 14,135 | 20,529 |
| Total current assets | 6,116,379 | 5,156,548 | 3,064,791 |
| Property and equipment, net | 363,918 | 327,995 | 197,591 |
| Intangible assets, net | 384,065 | 405,658 | 480,423 |
| Operating lease right-of-use asset, net of accumulated amortization | 476,785 | - | - |
| Deposits and other assets | 70,332 | 2,500 | 2,500 |
| Non-current assets of discontinued operations | - | 2,590,433 | 2,678,209 |
| Total assets | $ 7,411,479 | $ 8,483,134 | $ 6,423,514 |

LIABILITIES AND OWNERS' EQUITY

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Current liabilities: | | | |
| Accounts payable | $ 2,008,869 | $ 2,434,859 | $ 1,089,789 |
| Accrued expenses and other liabilities | 1,448,292 | 983,634 | 294,934 |
| Line of credit | 850,000 | 950,000 | 1,005,000 |
| Notes payable - related parties, current portion | 68,814 | - | 10,929 |
| Note payable - financial institution, current portion | 200,633 | - | 27,283 |
| Operating lease obligation, current portion | 163,288 | - | - |
| Finance lease obligations, current portion | 20,865 | - | - |
| Current liabilities of discontinued operations | - | 85,102 | 82,203 |
| Total current liabilities | 4,760,761 | 4,453,595 | 2,510,138 |
| Subordinated note payable | 960,406 | - | - |
| Notes payable - related parties, net of current portion | 188,287 | - | - |
| Note payable - financial institution, net of current portion | 401,267 | - | - |
| Operating lease obligation, net of current portion | 328,425 | - | - |
| Finance lease obligations, net of current portion | 38,844 | - | - |
| Non-current liabilities of discontinued operations | - | 2,740,153 | 2,819,785 |
| Total liabilities | 6,677,990 | 7,193,748 | 5,329,923 |
| Commitments and contingencies (Notes 2 and 12) | | | |
| Owners' equity: | | | |
| Common stock no par value; 50,000,000 shares authorized, 13,280,385, 13,280,385, and 12,845,000 shares issued and outstanding as of June 30, 2020, 2019, and 2018, respectively | 879,808 | 879,808 | 497,843 |
| Additional paid-in capital | 56,074 | 1,672 | 537 |
| Shareholder note receivable | (416,126) | (416,688) | (417,080) |
| Members' (deficit) equity | - | (38,772) | 6,674 |
| Retained earnings | 213,733 | 873,060 | 1,003,949 |
| Total owners' equity | 733,489 | 1,299,080 | 1,091,923 |
| Non-controlling interest | - | (9,694) | 1,668 |
| Total owners' equity | 733,489 | 1,289,386 | 1,093,591 |
| Total liabilities and owners' equity | $ 7,411,479 | $ 8,483,134 | $ 6,423,514 |

See Independent Accountants' review report and accompanying notes to the consolidated financial statements

THIRTY THREE THREADS, INC. AND AFFILATE
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Net revenue | $ 15,074,413 | $ 14,865,032 | $ 10,132,588 |
| Cost of revenue | (5,325,278) | (4,876,902) | (3,523,523) |
| Gross profit | 9,749,135 | 9,988,130 | 6,609,065 |
| Selling, general, and administrative expenses | (10,124,391) | (9,604,194) | (6,519,403) |
| (Loss) income from continuing operations | (375,256) | 383,936 | 89,662 |
| Other income (expense): | | | |
| Interest expense | (186,540) | (95,409) | (79,018) |
| Interest and other income | 11,861 | 15,887 | 70,854 |
| Total other expense | (174,679) | (79,522) | (8,164) |
| (Loss) income from continuing operations before income taxes | (549,935) | 304,414 | 81,498 |
| Income tax provision | (26,414) | (12,586) | (3,286) |
| Net (loss) income from continuing operations | (576,349) | 291,828 | 78,212 |
| Discontinued operations: | | | |
| Net income (loss) from discontinued operations (including gain on disposal of $1,647,490 in 2020), net of income taxes | 1,615,759 | (255,650) | (265,819) |
| Net income (loss) | 1,039,410 | 36,178 | (187,607) |
| Less (income) loss from discontinued operations attributable to non-controlling interest | (339,715) | 11,362 | 22,647 |
| Net income (loss) attributable to common ownership | $ 699,695 | $ 47,540 | $ (164,960) |

See Independent Accountants' review report and accompanying notes to the consolidated financial statements

# THIRTY THREE THREADS, INC. AND AFFILIATE
# CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
# FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018

| | Common stock | | Additional | Shareholder | | | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount (No par value) | Paid-in Capital | Note Receivable | Members' Equity (Deficit) | Retained Earnings | Non-Controlling Interest | Total Owners' Equity |
| Balance, June 30, 2017 | 12,845,000 | $ 497,843 | $ - | $ (410,314) | $ 97,262 | $ 1,079,097 | $ 24,315 | $ 1,288,203 |
| Compensation expense in connection with options granted | - | - | 537 | - | - | - | - | 537 |
| Shareholders' distributions | - | - | - | - | - | (776) | - | (776) |
| Shareholder note receivable | - | - | - | (6,766) | - | - | - | (6,766) |
| Net loss | - | - | - | - | (90,588) | (74,372) | (22,647) | (187,607) |
| Balance, June 30, 2018 | 12,845,000 | 497,843 | 537 | (417,080) | 6,674 | 1,003,949 | 1,668 | 1,093,591 |
| Compensation expense in connection with options granted | - | - | 1,135 | - | - | - | - | 1,135 |
| Shareholders' distributions | - | - | - | - | - | (223,875) | - | (223,875) |
| Shareholder note receivable | - | - | - | 392 | - | - | - | 392 |
| Net proceeds from issuance of shares | 435,385 | 381,965 | - | - | - | - | - | 381,965 |
| Net income (loss) | - | - | - | - | (45,446) | 92,986 | (11,362) | 36,178 |
| Balance, June 30, 2019 | 13,280,385 | 879,808 | 1,672 | (416,688) | (38,772) | 873,060 | (9,694) | 1,289,386 |
| Compensation expense in connection with options granted | - | - | 4,224 | - | - | - | - | 4,224 |
| Warrants issued in conjunction with subordinated note payable | - | - | 50,178 | - | - | - | - | 50,178 |
| Shareholders' distributions | - | - | - | - | - | (162) | - | (162) |
| Shareholder note receivable | - | - | - | 562 | - | - | - | 562 |
| Net income (loss) | - | - | - | - | 1,358,860 | (659,165) | 339,715 | 1,039,410 |
| Disposal of discontinued operations | - | - | - | - | (1,320,088) | - | (330,021) | (1,650,109) |
| Balance, June 30, 2020 | 13,280,385 | $ 879,808 | $ 56,074 | $ (416,126) | $ - | $ 213,733 | $ - | $ 733,489 |

See Independent Accountants' review report and accompanying notes to the consolidated financial statements

THIRTY THREE THREADS, INC. AND AFFILATE
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2020, 2019, AND 2018

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Cash flows from operating activities of continuing operations: | | | |
| Net (loss) income from continuing operations | $ (576,349) | $ 291,828 | $ 78,212 |
| Adjustments to reconcile net (loss) income from continuing operations to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 250,627 | 239,066 | 162,454 |
| Change in allowance for doubtful accounts | 59,106 | - | 2,700 |
| Inventory reserve | 555,648 | (6,495) | 2,371 |
| Stock option expense | 4,224 | 1,135 | 537 |
| Amortization of right-of-use assets | 127,511 | - | - |
| Amortization of warrant expense | 10,584 | - | - |
| Interest income on shareholder note receivable | (3,938) | (5,608) | (12,266) |
| Changes in assets and liabilities: | | | |
| Accounts receivable | (987,682) | (147,223) | 454,173 |
| Prepaid expenses | (188,183) | 37,436 | (73,192) |
| Other receivables | 5,702 | (144,343) | (15,359) |
| Inventories | (438,705) | (1,609,626) | (95,816) |
| Deposits and other assets | (67,832) | - | 3,781 |
| Reduction in operating lease obligation | (112,583) | - | - |
| Accounts payable | (425,990) | 1,345,070 | (322,692) |
| Accrued expenses and other liabilities | 464,658 | 688,700 | (11,056) |
| Net cash (used in) provided by operating activities of continuing operations | (1,323,202) | 689,940 | 173,847 |
| Cash flows from investing activities of continuing operations: | | | |
| Purchases of property and equipment | (96,477) | (234,138) | (41,653) |
| Intangible assets | (93,843) | (60,567) | (318,738) |
| Net cash used in investing activities of continuing operations | (190,320) | (294,705) | (360,391) |
| Cash flows from financing activities of continuing operations: | | | |
| Collection on shareholder note receivable | 4,500 | 6,000 | 5,500 |
| (Repayments) borrowings on line of credit | (100,000) | (55,000) | 130,000 |
| Borrowings on related parties notes payable | 257,101 | - | - |
| Repayments on related parties notes payable | - | (10,929) | (1,895) |
| Borrowings on subordinated note payable | 949,822 | - | - |
| Proceeds from issuance of warrants | 50,178 | - | - |
| Borrowings on note payable - financial institution | 601,900 | - | - |
| Repayments on note payable - financial institution | - | (27,283) | (31,232) |
| Principal payments on finance lease obligation | (14,928) | - | - |
| Proceeds from issuance of common stock, net | - | 381,965 | - |
| Shareholder distributions | (162) | (223,875) | (776) |
| Net cash provided by financing activities of continuing operations | 1,748,411 | 70,878 | 101,597 |
| Net cash provided by (used in) continuing operations | 234,889 | 466,113 | (84,947) |
| Net cash (used in) provided by discontinued operations | (255,037) | (238,213) | 150,637 |
| Net (decrease) increase in cash | (20,148) | 227,900 | 65,690 |
| Cash at beginning of year | 479,149 | 251,249 | 185,559 |
| Cash at end of year | $ 459,001 | $ 479,149 | $ 251,249 |
| SUPPLEMENTARY DISCLOSURES | | | |
| Cash paid during the year for: | | | |
| Interest | $ 74,054 | $ 59,712 | $ 155,710 |
| Income taxes | $ 1,620 | $ 6,688 | $ 2,500 |
| Non-cash investing and financing activities: | | | |
| Establishment of right-of-use asset - operating lease per ASC 842 | $ 604,296 | $ - | $ - |
| Establishment of operating lease obligation per ASC 842 | $ 604,296 | $ - | $ - |
| Establishment of right-of-use assets - finance lease per ASC 842 | $ 74,637 | $ - | $ - |
| Establishment of finance lease obligations per ASC 842 | $ 74,637 | $ - | $ - |

See Independent Accountants' review report and accompanying notes to the consolidated financial statements

## NOTE 1 – NATURE OF BUSINESS

Thirty Three Threads, Inc. ("Thirty Three Threads"), formerly known as ToeSox, Inc., was originally incorporated, in the state of California, in 2004 but then changed its name in 2015. Thirty Three Threads is engaged in the design, development, manufacturing and distribution of functional footwear, apparel and accessories. Thirty Three Threads purchased the assets of Tavi Noir in September 2015, and owns the brands and related intellectual property ("IP") for ToeSox, Tavi Noir and Base 33. Products are manufactured in China and imported to a warehouse in Mexico or shipped directly to international distributors. The ToeSox, Tavi Noir and Base 33 product lines include numerous styles of specialty socks, gloves, apparel and accessories that are marketed primarily to yoga, Pilates, barre, dance and other athletic enthusiasts. Sales are generated primarily in the United States with international sales in Canada as well as Asia Pacific ("APAC"), Europe, Middle East, and Africa ("EMEA").

Park Center Holdings, LLC (PCH) was an entity, related through common ownership, which owned real estate and leased the property to Thirty Three Threads. Thirty Three Threads and PCH also shared administrative functions. In November 2019, common ownership completed the sale of the owned real estate. After the sale, common ownership does not beneficially own any assets related to PCH. Accordingly, the assets, liabilities, and results of operations of PCH have been presented as "discontinued operations" for all periods presented. Thirty Three Threads and PCH are collectively referred to as the "Company".

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

The Company's consolidated financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). References to the "ASC" included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (FASB) as the source of authoritative GAAP.

### Consolidation

The consolidated financial statements include the accounts of Thirty Three Threads and PCH. All material intercompany balances have been eliminated in consolidation.

### Fiscal Year

The Company operates and reports using a fiscal year ended June 30 of each year to better align with the Company's sales cycle. The Company previously used a fiscal year ended December 31 of each year. The Company's current fiscal year ran from July 1, 2019 through June 30, 2020 ("Fiscal Year").

### Accounting estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made include the allowance for doubtful accounts, which is estimated based on current and historical customer practices; stock option expense, which is calculated based on the fair value of each option award estimated on the grant date using the Black-Scholes valuation model; inventory obsolescence, which is estimated based on projected and historical inventory movement; and lease liability and right-of-use asset, which are calculated based on certain assumptions such as borrowing rate, likelihood of lease extensions to occur, and asset valuation. Actual results could materially differ from those estimates.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Fair value of financial instruments

The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses and other liabilities, line of credit and notes and leases payable. The carrying values are considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portion of the notes and leases payable represents fair value as the terms approximate those currently available for similar debt instruments.

### Cash

For the purposes of reporting cash flows, cash includes cash on hand, checks received but not yet deposited and short-term investments with an original maturity of ninety days or less. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the account balances can exceed the insured limit. At June 30, 2020, 2019, and 2018, the Company had cash balances of $459,001, $479,149, and $251,249, respectively.

### Accounts receivable

The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial position. Receivables are considered past due based upon the credit terms extended to customers. Receivables are written off to expense in the period deemed uncollectible after collection efforts have proven unsuccessful. The Company recorded an allowance for doubtful accounts of $61,660 at June 30, 2020 and $2,554 at June 30, 2019 and 2018, respectively.

### Inventories

Inventories are comprised of finished goods and are stated at the lower of weighted average cost or net realizable value. Management periodically reviews inventory for excess quantities and obsolescence and evaluates quantities on hand for physical condition and functionality as these characteristics may be impacted by customer demand for current products and new product introductions. The reserve is adjusted based on such evaluation, with a corresponding provision included in cost of revenues. The Company periodically reviews the value of items in inventory and has established a reserve for write-downs or write-offs based on its assessment of seasonal, discontinued, and obsolete products. Based on review of inventory during 2020, management increased the reserve for obsolete inventory by approximately $556,000 at June 30, 2020.

Inventories consist of the following at June 30:

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Inventory at cost | $ 3,427,947 | $ 3,372,419 | $ 1,760,738 |
| Purchases in transit | 383,177 | - | 2,055 |
| Inventory reserve | (610,421) | (54,773) | (61,268) |
| Inventories, net | $ 3,200,703 | $ 3,317,646 | $ 1,701,525 |

### Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from three to fifteen years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the assets. Depreciation and amortization expense related to property and equipment amounted to $135,191, $103,734, and $54,772 for the years ended June 30, 2020, 2019, and 2018, respectively.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Intangible assets**

The Company accounts for intangible assets in accordance with ASC 350, *Goodwill, and Other Intangible Assets*. Accordingly, intangible assets with finite useful lives are amortized while intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually, or upon relevant events and circumstances that could have an impact on the fair value. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. Based on impairment tests as of June 30, 2020, 2019, and 2018, the Company determined that there was no impairment of its intangible assets with indefinite lives. Amortization expense related to intangible assets amounted to $115,436, $135,332 and $107,682 for the years ended June 30, 2020, 2019, and 2018, respectively.

**Accrued expenses and other liabilities**

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as payroll and royalty expenses. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

**Revenue recognition**

The Company has various contracts with customers. All of the contracts specify that revenues from product sales are recognized at the time the product is shipped, customarily FOB shipping point, which is when the transfer of control of goods has occurred and at which point title passes. The Company does not allow for unapproved returns except in the event of defective merchandise and therefore does not establish an allowance for returns. In addition, the Company has contracts with customers wherein the customers receive purchase discounts for achieving specified sales volumes. The Company evaluated the status of these contracts as of June 30, 2020 and does not believe that any additional discounts will be given through the end of the contract periods. The Company sells its products to domestic and international distributors, directly to customers through its online store, and through royalty agreements with various studio fitness chains and retailers. Rental income, which is included in discontinued operations on the consolidated statements of operations, is recognized as rents become due.

**Shipping and handling**

Shipping and handling fees billed to customers are recorded in net revenues. Total shipping revenue for the years ended June 30, 2020, 2019, and 2018 amounted to $257,803, $342,873, and $203,043, respectively. The costs associated with shipping goods to customers are included in cost of revenues.

**Marketing and advertising**

The Company expenses marketing and advertising costs as they are incurred. Marketing and advertising costs for the years ended June 30, 2020, 2019, and 2018 were $662,380, $733,158, and $391,468, respectively, which are included in selling, general, and administrative expenses.

**Sales tax**

Taxes collected from the Company's customers are, and have been, recorded on a net basis. This obligation is included in accrued expenses and other liabilities until the taxes are remitted to the appropriate taxing authorities.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Income taxes

Until June 30, 2019, Thirty Three Threads had elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, Thirty Three Threads did not pay federal corporate income taxes on its taxable income; however, it was subject to a 1.5% California franchise tax. In addition, the shareholders are liable for individual federal and state income taxes on the entity's taxable income. Thirty Three Threads disbursed the funds necessary to satisfy the shareholders' estimated personal income tax liabilities. Effective July 1, 2019, the Company elected to be taxed as a C Corporation. Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and income tax purposes and for the expected future tax benefit to be derived from tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carry-forwards are to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. PCH is an LLC, which is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the entity's income or loss for income tax reporting purposes. In accordance with the entity's operating agreement, the entity may disburse funds necessary in order to satisfy the members' estimated income tax liabilities. LLCs registered in the State of California are subject to an annual minimum state franchise tax of $800 and an LLC fee based upon revenues up to a maximum of $11,790.

### Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with FASB ASC 740 ("ASC 740"), *Income Taxes*. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of June 30, 2020, 2019, and 2018 the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and California state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return. Currently no audits for any tax periods are in progress.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2020, 2019, and 2018, the Company has no accrued interest or penalties related to uncertain tax positions.

### Stock-based compensation

The Company follows the guidance of the accounting provisions of ASC 718, *Share-based Compensation*, which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Management's estimate of expected volatility was based on a sampling of companies with attributes similar to those of the Company. The risk-free rate was based on the U.S. Treasury rate on instruments with terms similar to the expected lives of the options. Expected lives were determined using the simplified method. The Company has elected to account for forfeitures as they occur.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Stock-based compensation (continued)**

The fair value of options granted during the years ended June 30, 2020, 2019, and 2018, respectively, were estimated on the date of grant using the following weighted average assumptions:

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 30% - 53% | 26% - 28% | 29% |
| Risk-free interest rate | 0.5% - 1.6% | 2.4% - 2.6% | 2.4% |
| Expected lives (in years) | 6.5 | 6.5 | 6.5 |

**Going concern**

The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company had a net loss from continuing operations and net cash used in operating activities of continuing operations for the year ended June 30, 2020. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company is continuing to expand operations while generating revenue and reinforcing its positive relationships with key vendors and customers. The Company's current cash position may not be sufficient to support the Company's daily operations, however, management anticipates receiving additional funding from private investors via equity sales and loans. In addition, existing shareholders have cash resources through the sale of PCH to contribute to the capital needs of the Company.

While management believes the Company's strategy is viable for continuing operations, generating sufficient revenue, and raising additional funds, there can be no assurances to that effect.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

**Recently issued accounting pronouncements**

In 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. Under ASU 2014-09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The pronouncement is effective for the Company for annual periods beginning after December 15, 2019, and as such, it will not be applicable until July 1, 2020. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021. The Company adopted this standard during the year ended June 30, 2020.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Subsequent events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. The Company has evaluated subsequent events through November 25, 2020, which is the date the financial statements were available to be issued.

Subsequent to June 30, 2020, the Company approved approximately 238,095 options to be granted to various employees. The options will have an exercise price of $1.30 and will expire 10 years from the grant date.

In July 2020, the Company entered into a $150,000 Economic Injury Disaster Loan with the U.S. Small Business Administration as part of the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The note is secured by the assets of the Company and accrues interest at a rate of 3.75% per annum. The proceeds of the loan are to be used solely as working capital to alleviate economic injury caused by disaster. Installment payments, including principal and interest, will begin 12 months from the date of the promissory note. The note is due in full on July 21, 2050.

During October 2020, the Company amended its note payable to a private equity firm. The total borrowings allowed was increased $500,000. The Company has drawn $200,000 of this additional amount. The financing calls for interest at 15% per annum and no warrants attached. The due date of the note was modified and the note is due on or before December 31, 2022.

Subsequent to June 30, 2020, the subordinated lender exercised their warrants to purchase 165,060 shares of common stock.

### Right-of-use asset and lease liability

In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which requires lessees to recognize most leases on the balance sheet with a corresponding right-of-use asset. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. Leases will be classified as financing or operating which will drive the expense recognition pattern. For lessees, the statement of operations presentation and expense recognition pattern for financing and operating leases is similar to the current model for capital and operating leases, respectively. The Company has elected to exclude short-term leases. The update also requires additional disclosures that will better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted this guidance as of July 1, 2019 using the effective date transition method. As permitted under the effective date transition method, financial information and disclosure for periods prior to the date of initial application will not be updated. An adjustment to opening retained earnings was not required in conjunction with adoption.

The adoption of this standard resulted in an operating lease right-of-use asset and operating lease obligation being recorded in the amount of $604,296 relating to the Company’s building lease agreement. The Company also has several lease agreements for computer equipment and copy machines, all of which are classified as finance leases. Finance lease assets of $74,637 relating to these agreements were recorded in net property and equipment, with a finance lease obligation of $74,637 recorded on the balance sheet. The right-of-use assets and lease liabilities for the Company’s operating and finance leases will be amortized over the lives of the underlying leases. For additional information, see Note 12. The Company has elected not to reassess

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Right-of-use asset and lease liability (continued)

whether expired or existing contracts contain leases or reassess the classification of existing leases as of the adoption date. Most leases include the option to renew and the exercise of the renewal options is at the Company's sole discretion. Options to extend or terminate a lease are considered in the lease term to the extent that the option is reasonably certain of exercise. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

## NOTE 3 – PROPERTY AND EQUIPMENT

At June 30, 2020, 2019, and 2018 property and equipment consist of:

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Computer hardware | $ 147,782 | $ 80,340 | $ 47,872 |
| Furniture, fixtures, and office equipment | 378,485 | 322,264 | 224,496 |
| Vehicles | - | 62,148 | 62,148 |
| Leasehold improvements | 27,821 | 24,095 | 24,095 |
| Machinery and equipment | 142,765 | 139,018 | 34,827 |
| Total property and equipment at cost | 696,853 | 627,865 | 393,438 |
| Accumulated depreciation and amortization | (332,935) | (299,870) | (195,847) |
| Property and equipment, net | $ 363,918 | $ 327,995 | $ 197,591 |

## NOTE 4 – INTANGIBLE ASSETS

At June 30, 2020, 2019, and 2018 intangible assets consist of the following:

| | Life | 2020 | 2019 | 2018 |
|---|---|---|---|---|
| Computer software | 3 - 5 years | $ 517,823 | $ 464,632 | $ 460,510 |
| Patents | 15 years | 352,720 | 346,536 | 292,872 |
| Trademarks | Indefinite | 101,164 | 66,695 | 63,916 |
| Total intangible assets at cost | | 971,707 | 877,863 | 817,298 |
| Accumulated amortization | | (587,642) | (472,205) | (336,875) |
| Intangible assets, net | | $ 384,065 | $ 405,658 | $ 480,423 |

The Company capitalizes all legal costs to register, purchase, and renew its intangible assets. Amortization of intangible assets with finite lives is provided for on a straight-line basis over their estimated useful lives. Amortization expense related to intangible assets with finite lives amounted to $115,436, $135,332, and $107,682 for the years ended June 30, 2020, 2019, and 2018, respectively. Estimated amortization expense related to intangible assets for the next five years and thereafter is as follows:

| Years ending June 30, | |
|---|---|
| 2021 | $ 71,011 |
| 2022 | 50,487 |
| 2023 | 37,722 |
| 2024 | 30,259 |
| 2025 | 30,259 |
| Thereafter | 164,327 |
| | $ 384,065 |

## NOTE 5 – LINE OF CREDIT

The Company maintains a line of credit with a financial institution allowing borrowings up to $1,300,000, which is due on demand and collateralized by the property and assets of Thirty Three Threads. Borrowings under the line bear interest at prime referenced rate plus 1.00%, and no less than daily adjusting LIBOR rate plus 2.50%, on the first day of the applicable fixed rate term (which were 4.25%, 6.50%, and 6.00%, at June 30, 2020, 2019, and 2018, respectively). The outstanding balance on the line of credit was $850,000, $950,000, and $1,005,000 at June 30, 2020, 2019, and 2018, respectively. The Company is required to maintain certain financial and non-financial covenants in accordance with the line of credit agreement. At June 30, 2020, 2019, and 2018, the Company was out of compliance with these covenants; accordingly, the Company received a formal waiver from the financial institution.

## NOTE 6 – NOTES PAYABLE

Notes payable consist of the following at June 30, 2020, 2019, and 2018, respectively:

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Note payable to a financing company, secured by certain assets of the Company; due in installments of $2,500 per month, including interest at the prime referenced rate plus 1% per annum. Due in March 2019. | $ - | $ - | $ 27,283 |
| Note payable to a private equity firm, advances of up to $1,000,000 with interest at 15% per annum, interest only payable monthly starting September 2019. The note is subordinated to the Comerica debt and secured by all assets and property of the Company. The balance remaining on the loan is due in full by August 31, 2022. Warrants to purchase a total of 165,060 shares of common stock for total consideration of $990 were issued to the lender at the time of funding, representing approximately 0.3125% of total capital stock on the date of issuance. The Company valued the warrant at approximately $50,000 which will be recognized over the life of the loan. See note 2 for modification subsequent to June 30, 2020. | 960,406 | - | - |
| On April 20, 2020, the Company received loan proceeds of $601,900 under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid, Relief & Economic Security (CARES) Act. Funds from the loan may only be used for payroll costs, group health care benefits, rent and utilities. The Company has used the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan in whole. Any unforgiven portion is payable over two years at an interest rate of 1% starting November 2020. | 601,900 | - | - |
| Note payable to a shareholder, initial loan $201,040 with interest accruing at a rate of 2.5% per annum. Monthly payments vary from $4,000 to $8,000 with full payment due by December 31, 2022. | 205,681 | - | - |
| Note payable to a related party, initial loan of $50,260 with interest accruing at a rate of 2.5% per annum. Monthly payments vary from $1,000 to $2,000 with full payment due by November 30, 2022. | 51,420 | | |
| Total notes payable | 1,819,407 | - | 27,283 |
| Less: current portion | 269,447 | - | 27,283 |
| Long-term portion | $ 1,549,960 | $ - | $ - |

**NOTE 6 – NOTES PAYABLE (continued)**

The Company is required to maintain certain financial and non-financial covenants in accordance with the loans payable. At June 30, 2020, 2019, and 2018, the Company was out of compliance with these covenants; accordingly, the Company received a formal waiver from the financing company.

The following is a summary of principal maturities as of June 30, 2020:

| Years ending June 30, | |
|---|---|
| 2021 | $ 269,447 |
| 2022 | 314,408 |
| 2023 | 1,235,552 |
| | $ 1,819,407 |

**NOTE 7 – SHAREHOLDERS' EQUITY**

**Common stock** - The Company has one class of stock designated as common stock. The Company is authorized to issue 50,000,000 shares of common stock with no par value. During October, November, and December of 2018, the Company issued 435,385 shares to a series of individuals at a share price of approximately $1.00, net of issuance costs of $53,156. The Company has 13,280,385, 13,280,385, and 12,845,000 shares outstanding as of June 30, 2020, 2019, and 2018, respectively.

**Distributions** - Holders of shares are entitled to receive distributions on a pro rata basis, and are payable when, and if declared by the Company's Board of Directors. Such distributions are not cumulative. Distributions of $162, $224,139, and $766 were paid during the years ended June 30, 2020, 2019, and 2018, respectively.

**Voting rights** - Holders of common stock have the right to one vote per share.

**Stock options** - In the years ended June 30, 2019 and 2018, the Company adopted stock incentive plans covering an aggregate of 3,500,000 and 750,000 shares, respectively, of the Company's unissued common stock to be granted to employees, directors, and select contractors of the Company. During the years ended June 30, 2020, 2019, and 2018, the Company granted 2,655,765, 235,000, and 766,500 shares, respectively, to officers and employees at exercise prices ranging from $0.72 to $1.43 per share.

**Warrants** - During the year ended June 30, 2020, the Company issued warrants to purchase 165,060 shares of capital stock in conjunction with a note payable to a private equity firm. The warrants have an expiration date of December 31, 2022 and are exercisable for a total price of $990. The Company valued the warrants at approximately $50,000 which will be recognized over the life of the loan. See Subsequent events in Note 2.

**NOTE 7 – SHAREHOLDERS' EQUITY (continued)**

Activity as to aggregate stock options outstanding is as follows:

| | Number of stock options | Exercise price range per share | Weighted average exercise price |
|---|---|---|---|
| Options outstanding at June 30, 2017 | 700,000 | $0.52 | $0.52 |
| Options granted | 766,500 | $0.72 | $0.72 |
| Options exercised | - | - | - |
| Options canceled or expired | - | - | - |
| Options outstanding at June 30, 2018 | 1,466,500 | $0.52 - $0.72 | $0.62 |
| Options granted | 235,000 | $1.30 | $1.30 |
| Options exercised | - | - | - |
| Options canceled or expired | (40,000) | $1.30 | $1.30 |
| Options outstanding at June 30, 2019 | 1,661,500 | $0.52 - $1.30 | $0.70 |
| Options granted | 2,655,765 | $1.30 - $1.43 | $1.31 |
| Options exercised | - | - | - |
| Options canceled or expired | - | - | - |
| Options outstanding at June 30, 2020 | 4,317,265 | $0.52 - $1.43 | $1.04 |

The weighted average fair value of options granted during the years ended June 30, 2020, 2019, and 2018 was $1.31, $1.30, and $0.72, respectively. The aggregate intrinsic value of options outstanding at June 30, 2020, 2019, and 2018 was $0.

The number of non-vested stock options as of June 30, 2020 included in the table above is as follows:

| | Number of shares | Weighted average grant date fair value |
|---|---|---|
| Non-vested shares at June 30, 2019 | 1,018,658 | $0.77 |
| Granted | 2,655,765 | $1.31 |
| Vested | (335,217) | $0.71 |
| Non-vested shares at June 30, 2020 | 3,339,206 | $1.21 |

At June 30, 2020, the total compensation cost related to non-vested stock option awards not yet recognized totaled approximately $67,000. The weighted average period over which this amount was expected to be recognized at June 30, 2020 was 4.69 years. The weighted average remaining contractual term of options that were exercisable at June 30, 2020 was 6.83 years.

The following summarizes information about the Company's stock options outstanding at June 30, 2020:

| Range of exercise prices | Number outstanding at June 30, 2020 | Weighted average remaining contractual life in years | Weighted average exercise price | Number exercisable at June 30, 2020 | Weighted average exercise price |
|---|---|---|---|---|---|
| $0.52 - $0.72 | 1,466,500 | 6.70 | $0.62 | 930,475 | $0.62 |
| $1.30 - $1.43 | 2,850,765 | 9.47 | $1.41 | 47,583 | $1.30 |

## NOTE 8 – RELATED-PARTY TRANSACTIONS

**Shareholder note receivable** - The Company has a long-term note receivable due from a shareholder with a maturity date of January 1, 2085 or earlier. The note is secured by the shareholder's grant of security interest in shares of the Company. The note accrues annual interest at approximately 0.95% and payments of $500 are received monthly. Interest income is capitalized into the note balance. Interest income of $3,939, $5,608, and $12,265 was recognized during the years ended June 30, 2020, 2019 and 2018, respectively. Principal payments of $4,500, $6,000, and $5,500 were received during the years ended June 30, 2020, 2019 and 2018, respectively. The outstanding balance of the shareholder note receivable was $416,126, $416,688, and $417,080 at June 30, 2020, 2019 and 2018, respectively, and has been recorded as contra equity within the consolidated statement of owners' equity due to the relative uncertainty surrounding repayment.

**Related party payables** - The Company has a payable due to a shareholder with a balance due of $205,681 at June 30, 2020. The original amount of the note was $201,040 with interest accruing at a rate of 2.5% per annum. Monthly payments vary from $4,000 to $8,000 with full payment due by December 31, 2022.

The Company has payable due to a related party with a balance due of $51,420 at June 30, 2020. The original amount of the note was $50,260 with interest accruing at a rate of 2.5% per annum. Monthly payments vary from $1,000 to $2,000 with full payment due by December 31, 2022.

## NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company provides unsecured credit in the normal course of business to customers throughout the United States and in foreign markets. For the years ended June 30, 2020 and 2019, the Company did not have any individual customers accounting for more than 10% of sales. For the year ended June 30, 2018, the Company had one customer accounting for 10% of sales. At June 30, 2020 and 2019, the Company had two customers accounting for 31% and 42% of gross accounts receivable, respectively. At June 30, 2018, the Company had three customers accounting for 39% of gross accounts receivable. If the financial condition or operations of these customers deteriorates, the risks associated with selling on credit could increase substantially.

For the years ended June 30, 2020, 2019, and 2018, the Company had four, one, and two vendors that accounted for 42%, 17%, and 26% of inventory purchases, respectively. For the years ended June 30, 2020, 2019, and 2018, the Company had three vendors that accounted for 68%, 63%, and 57% of accounts payable, respectively.

## NOTE 10 – INCOME TAXES

The Company accounts for its income taxes under ASC 740 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

**NOTE 10 – INCOME TAXES (continued)**

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of June 30, 2020:

| | |
|---|---|
| Deferred tax assets | |
| Net operating loss carryforwards | $ 87,500 |
| Compensation | 38,000 |
| Other | 200 |
| Total deferred tax assets | 125,700 |
| Deferred tax liabilities | |
| Depreciation on property and equipment | (68,000) |
| Valuation allowance | (57,700) |
| Net deferred tax asset | $ - |

Income tax expense for the year ended June 30, 2020 is comprised as follows:

| | |
|---|---|
| Current expense: | |
| Federal | $ - |
| State | (26,414) |
| Total current portion | (26,414) |
| Deferred expense: | |
| Federal | - |
| State | - |
| Total deferred portion | - |
| Total income tax expense | $ (26,414) |

The income tax expense differs from the amounts which would be provided by applying the statutory federal income tax rate of 21% to the net income before income tax expense. The primary components of this difference for the year ended June 30, 2020 are as follows:

| | | Rate |
|---|---|---|
| Tax computed at the federal statutory rate | $ 116,000 | 21.00% |
| State tax, net of fed tax benefit | 35,000 | 6.43% |
| Permanent items | (9,000) | -1.67% |
| Federal carryback to short year C corporation | (45,000) | -8.14% |
| Opening deferred tax liability on conversion | | -7.20% |
| to C corporation from S corporation | (40,000) | |
| Valuation allowance increase | (57,700) | -8.89% |
| California short period tax not recoverable by | | -3.77% |
| net operating loss carryback | (24,300) | |
| Other | (1,614) | 0.02% |
| Income tax provision | $ (26,614) | -2.20% |

**NOTE 10 – INCOME TAXES (continued)**

As the ultimate realization of the potential benefits of the Company's deferred tax assets is considered uncertain by management, the Company has offset the deferred tax assets attributable with a valuation allowance. The valuation allowance increased $57,700 in 2020. The Company is subject to federal or state income tax examinations by tax authorities for years after 2016.

At June 30, 2020, the Company had federal and California net operating loss carryforwards of approximately $285,000 and $395,000, respectively, which begin to expire in 2040.

Pursuant to Internal Revenue Code Sections 382 and 383, the Company's use of its net operating loss carryforwards may be limited as a result of cumulative changes in ownership of more than 50% over a three year period.

**NOTE 11 – GEOGRAPHIC CONCENTRATION**

As of June 30, 2020, 2019, and 2018, approximately $55,000, $88,000, and $0, respectively, of the Company's property and equipment, net of accumulated depreciation, was located in Tijuana, Mexico. All of the Company's inventory is located in Tijuana, Mexico. Geographic information regarding net revenues is approximately as follows:

| Years ended June 30, | 2020 | 2019 | 2018 |
|---|---|---|---|
| Net revenues: | | | |
| US | $ 11,747,000 | $ 12,005,000 | $ 8,092,000 |
| APAC | 1,825,000 | 1,367,000 | 883,000 |
| EMEA | 1,022,000 | 1,035,000 | 844,000 |
| Canada | 398,000 | 355,000 | 229,000 |
| Other | 82,000 | 103,000 | 85,000 |
| Total net revenues | $ 15,074,000 | $ 14,865,000 | $ 10,133,000 |

**NOTE 12 – COMMITMENTS AND CONTINGENCIES**

**Leases**

During the year ended June 30, 2010, the Company adopted FASB ASC 842, *Leases*. For leases with terms greater than 12 months, a related asset and obligation at the present value of lease payments over the term is recorded. If the rate implicit in the lease is not available, the incremental borrowing rate is used, which is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at commencement date.

In October 2019, the Company entered into an agreement to lease a building in Vista, California from the period from November 1, 2019 through October 31, 2022. On June 17, 2020, the Company signed an amendment to the lease agreement wherein it was granted two additional months of rent concessions. The initial base rent for the lease agreement was $18,711 per month, increasing to $20,831 for the period from November 1, 2020 through October 31, 2021 and $21,409 for the period from November 1, 2021 through October 31, 2022. As of June 30, 2020, the monthly rent is $18,711. The security deposit of $19,850 remains the same. This lease was determined to be an operating lease with an initial operating lease right-of-use asset and lease liability recorded in the amount of $604,296.

The Company also has several finance lease agreements for computer and office equipment. Monthly payments for these agreements range from approximately $50 to $530 per month, with the balance due in full in 2024. Each of these agreements include a bargain purchase option of $1. Initial finance lease assets of $74,637 were recorded within property and equipment, net upon adoption of ASC 842 along with a finance lease obligation for the same amount.

**NOTE 12 – COMMITMENTS AND CONTINGENCIES (continued)**

**Leases (continued)**

For purposes of determining straight-line rent expense, the lease term is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any renewal option periods that the Company is reasonably certain of exercising. The Company's office lease has contractually specified minimum rent and annual rent increases are included in the measurement of the right-of-use asset and related lease liability. Additionally, under this lease arrangement, the Company may be required to pay directly, or reimburse the lessor, for some maintenance and operating costs. Such amounts are generally variable and therefore not included in the measurement of the right-of-use asset and related lease liability but are instead recognized as variable lease expense in the consolidated statements of operations when they are incurred. The Company recognized rent expense of approximately $147,000 for the year ended June 30, 2020.

The table below presents certain information related the lease-related assets and liabilities recorded on the balance sheet:

| | |
|---|---|
| Weighted average remaining lease term (in years) | |
| Operating lease | 2.33 |
| Finance leases | 3.83 |
| Weighted average discount rate | |
| Operating lease | 5% |
| Finance leases | 3% |
| Operating cash flow from operating leases | $130,977 |
| Financing cash flow from finance leases | $14,928 |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $604,296 |

The maturity of lease liabilities as of June 30, 2020 are as follows:

| Years ending June 30, | Operating lease obligation | Finance lease obligations |
|---|---|---|
| 2021 | $ 163,288 | $ 20,865 |
| 2022 | 243,673 | 20,277 |
| 2023 | 84,752 | 13,986 |
| 2024 | - | 4,581 |
| | $ 491,713 | $ 59,709 |

**Royalty Agreements**

The Company has certain royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Royalty expense of approximately $2,981,000, $2,542,000, and $1,195,000 related to these agreements was included in selling, general, and administrative expenses for the years ended June 30, 2020, 2019, and 2018, respectively. Product sales related to these agreements comprised approximately 53%, 48%, and 37% of total net sales for the years ended June 30, 2020, 2019, and 2018, respectively. The Company may enter into other royalty and license agreements in the future as it deems necessary for conducting business.

## NOTE 12 – COMMITMENTS AND CONTINGENCIES (continued)

### Regulations and industry

The apparel industry is subject to laws and regulations of federal, state, and local governments. As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All companies in California are subject to potential claims based on the content of their products sold. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

### Uncertainty

During the year ended June 30, 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. The combination of the outbreak and associated mandates from federal, state, and local authorities have created significant economic uncertainties and an overall decline in economic activity which could result in a loss of revenue and other material adverse effects to the Company's financial position, consolidated statements of operations, statements of owners' equity, and statements of cash flows. The Company is not able to reliably estimate the length or severity of either the outbreak or the related health mandates, nor their impact on the Company's business operations. Accordingly, the financial impact of this event cannot be reasonably estimated at this time, but could be substantial. The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

### Litigation

The Company is also subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company accrues a liability and charges operations for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated in accordance with the recognition criteria in FASB ASC 450, *Contingencies*. Estimating liabilities and costs associated with these matters requires significant judgment and assessment based on the professional knowledge and experience of management and its legal counsel. Management believes there is no such accrual necessary as of June 30, 2020, 2019, and 2018.

### Retirement savings plan

The Company has established an employee benefit plan as provided under §401 (k) of the Internal Revenue Code (the "Plan"). The Plan is open to all eligible employees as defined in the Plan documents. The Company may make matching and discretionary contributions to the Plan in such amounts as provided by the Plan and determined by the shareholders. The Company made contributions of approximately $55,000, $66,000 and $39,000 for the years ended June 30, 2020, 2019, and 2018, respectively.

## NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY AND DISCONTINUED OPERATIONS

### Consolidation of variable interest entity

Management evaluated the explicit and implicit variable interests of Thirty Three Threads to determine if they have any variable interests in PCH. Variable interests are contractual, ownership, or other pecuniary interest in an entity whose value changes with changes in the fair value of the entity's net assets, exclusive of variable interests. The analysis includes consideration of the design of the entity and its organizational structure, including decision making ability over the activities that most significantly impact the Variable Interest Entity's ("VIE") direct performance. The entity that consolidates a VIE is referred to as the primary beneficiary of that VIE.

## NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY AND DISCONTINUED OPERATIONS (continued)

### Consolidation of variable interest entity (continued)

PCH is related through common ownership and leased certain property to Thirty Three Threads, which is used in operations. Substantially all of PCH's revenue was from Thirty Three Threads and PCH's accounting records were maintained by the management of Thirty Three Threads. The property is primarily used by Thirty Three Threads, with minimal space leased to third parties. The PCH lease commenced on May 1, 2015, and terminated November 2019 with the sale of the leased property and the dissolving of PCH.

Thirty Three Threads had a direct interest in PCH through its obligation to absorb losses of PCH through the guarantee of debt that could potentially be significant to PCH; therefore, management determined that PCH was a VIE. Additionally, as a result of being determined to be a "public business entity" Thirty Three Threads is required to consolidated PCH in its financial statements.

The equity of PCH is not owned by Thirty Three Threads, and therefore, has been reflected as a noncontrolling interest in the accompanying consolidated financial statements. The consolidation of PCH did not change the legal ownership, and did not change the assets or liabilities and equity of Thirty Three Threads or PCH as stand-alone entities. All inter-company accounts and transactions have been eliminated in consolidation. Accordingly, the financial statements are presented on a consolidated basis including the accounts of Thirty Three Threads and PCH. The assets, liabilities, and results of operations of PCH have been presented as "discontinued operations" for the years ended June 30, 2019, and 2018. The Company recognized a net loss attributable to common ownership of PCH of $244,288 and $243,172 for the years ended June 30, 2019 and 2018, respectively. In November 2019, common ownership completed the sale of the property. For the year ended June 30, 2020, the Company recognized net income attributable to common ownership of $1,276,044 including a gain on sale attributable to common ownership of $1,317,992.

### Discontinued operations

In November 2019, the ownership of PCH completed the sale of the property owned by PCH and dissolved PCH. After the sale, Thirty Three Threads no longer consolidates the financial results of PCH within its financial results of continuing operations. For all the periods prior to the sale, the financial results of PCH are presented as net earnings from discontinued operations on the Consolidated Statements of Operations and assets and liabilities of discontinued operations on the Consolidated Balance Sheets.

The following table presents the financial results of the Company's discontinued operations for the fiscal years ended June 30, 2020, 2019, and 2018:

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Net revenue | $ 59,334 | $ 44,123 | $ 52,804 |
| Operating expenses | (98,902) | (165,677) | (138,369) |
| Gain on sale of real estate, net | 1,647,490 | - | - |
| Interest and other, net | 8,872 | (131,182) | (139,381) |
| Earnings (losses) from discontinued operations before taxes | 1,616,794 | (252,736) | (224,946) |
| Provision for income taxes | (1,035) | (2,914) | (40,873) |
| Income (loss) from discontinued operations | 1,615,759 | (255,650) | (265,819) |
| Less, (income) loss attributable to non-controlling interest | (339,715) | 11,362 | 22,647 |
| Net (loss) income attributable to common ownership | $ 1,276,044 | $ (244,288) | $ (243,172) |

**NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY AND DISCONTINUED OPERATIONS (continued)**

**Discontinued operations (continued)**

The following table presents assets and liabilities that are presented as discontinued operations on the Consolidated Balance Sheets as of June 30, 2019 and 2018:

| | 2019 | 2018 |
|---|---|---|
| Current assets: | | |
| Cash | $ 14,135 | $ 20,529 |
| Total current assets of discontinued operations | 14,135 | 20,529 |
| Property and equipment, net | 2,590,433 | 2,678,209 |
| Total non-current assets of discontinued operations | 2,590,433 | 2,678,209 |
| Total assets of discontinued operations | $ 2,604,568 | $ 2,698,738 |
| Current liabilities: | | |
| Accounts payable | $ 5,470 | $ 6,048 |
| Current portion of notes payable | 79,632 | 76,155 |
| Total current liabilities of discontinued operations | 85,102 | 82,203 |
| Notes payable | 2,740,153 | 2,819,785 |
| Total non-current liabilities of discontinued operations | 2,740,153 | 2,819,785 |
| Total liabilities of discontinued operations | $ 2,825,255 | $ 2,901,988 |

The following table presents property and equipment included in non-current assets of discontinued operations as of June 30, 2019 and 2018:

| | 2019 | 2018 |
|---|---|---|
| Building | $ 2,906,280 | $ 2,906,280 |
| Machinery and equipment | 5,877 | 5,877 |
| Office furniture and equipment | 40,704 | 40,704 |
| Leasehold improvements | 35,702 | 35,702 |
| Total property and equipment at cost | 2,988,563 | 2,988,563 |
| Accumulated depreciation | (398,130) | (310,354) |
| Property and equipment, net, included in assets of discontinued operations | $ 2,590,433 | $ 2,678,209 |

## NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY AND DISCONTINUED OPERATIONS

### Discontinued operations (continued)

Notes payable included in discontinued operations as of June 30, 2019 and 2018 are as follows:

| | 2019 | 2018 |
|---|---|---|
| Note payable to a financing company, secured by land and building; monthly principal payments ranging from approximately \$3,900 to \$5,900 through December 2024 including interest at 1.75% plus LIBOR per annum (maximum of 4.35% per annum). The loan was paid in full upon the sale of the property in November 2019. | $ 1,873,617 | $ 1,928,740 |
| Note payable to a financing company, secured by substantially all of the assets of the Company; monthly principal payments ranging from approximately $1,700 to $2,300 through January 2025 including interest at 1.75% plus LIBOR per annum. The loan was paid in full upon the sale of the property in November 2019. | 946,168 | 967,200 |
| Total notes payable, included in liabilities of discontinued operations | $ 2,819,785 | $ 2,895,940 |

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Thirty Three Threads

A premium athleisure collective



Website · Vista, CA · FASHION & APPAREL

**$684,823** raised

| | |
|---|---|
| 468<br>Investors | $36M<br>Valuation |
| $2.00<br>Price per Share | $250.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Founded in 2004, Thirty Three Threads is a collective of premium athleisure brands with distribution in more than 6,000 locations in 64 countries. Our best-in-class apparel, socks, and accessories are known for leading innovation, design, and style both in and out of the studio, and our brands are synonymous with quality products that stand the test of time. We are dedicated to creating high-performance, quality products that allow customers to lead the active lifestyle they choose, with style they love. Simply put, our products help you do what you love...only better!

Overview | Team | Terms | Updates 15 | Comments | Follow

## Reasons to Invest

- Thirty Three Threads products are sold in over 6,000 locations across 64 countries and they have exclusive sock distribution agreements with some of the most important fitness chains in the world, giving them unparalleled opportunities in more than 1,500 locations.
- The global athleisure market was valued at $342 billion in 2019 and is projected to reach 423 billion dollars by 2024 according to Technavio in August 2020. Thirty Three Threads is poised for expansion in the athleisure apparel market.
- ToeSox, Tavi Noir, and Base33 are three of the most recognized brands globally within the boutique fitness space, coupled with collaboration partnerships with brands such as ©Disney, Thirty Three Threads has strong growth opportunities.

OUR STORY

## Built to perform

Founded in San Diego in 2004, Thirty Three Threads echoes the spirit of the active lifestyle our home town is known for.


THIRTY | THREE | THREADS.

## Rewards

Get rewarded for investing more into Thirty Three Threads:

**$250+**
**Investment**
### StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$250+**
**Investment**
### Tier I
Early Access to Product Launches + VIP Gift Basket with a $25 value.

**$500+**
**Investment**
### Tier II
25% Product discount for 2 years (Up to $500 discount per year) + VIP Gift Basket with a $50 value.

**$1,000+**
**Investment**
### Tier III
30% Product discount for 3 years (Up to $500 discount per year) + VIP Gift Basket with a $125 value.

**$2,500+**
**Investment**
### Tier IV
35% Product discount for 3 years (Up to $1,000 discount per year)+ 5% bonus shares + Free Online Fitness Classes + VIP Gift Basket with a $300 value.

Our specialty brands — ToeSox®, Tavi Noir, and Base 33™ — are all inspired by movement, and each one is tailored to match our customers' activity and style from sunrise to sunset, whether they are looking for socks, apparel, or accessories.  Thirty Three Threads is poised for expansion in the athleisure apparel market.


toesox
TAVI NOIR
BASE 33

**A Home In Every Closet**

Our products were born from our authentic experience within the boutique fitness space, responding to a need for grip socks to enhance performance and keep people safe during barefoot practice. Our business has evolved, and today we create grip socks, sports socks for men and women, kids' socks, and a beautiful apparel line — all produced with the same core commitment to enhancing performance. Our product offering across our 3 brands has something for all active consumers and our products have a home in every closet, in countries across the world. We have generated nearly $40M in revenue over the last 3 years and are positioned for continued growth.

We define new trends both in and out of the studio and are known for our commitment to long-lasting, premium quality, unparalleled innovation, and detail-driven design.

Thirty Three Threads products are distributed across 6,000 locations in 64 countries, helping our global customers lead the active lifestyle they choose with the style they love.

THE MARKET

## Poised at the intersection of three fast-growing consumer markets

Thirty Three Threads is positioned perfectly at the intersection of three rapidly growing consumer markets -- studio fitness, socks, and athleisure wear.


Studio Fitness

**$5,000+**
**Investment**

**Tier V**

40% Product discount for 3 years (Up to $2,500 discount per year) + 10% bonus shares + CEO Newsletter + Free Online Fitness Classes + VIP gift basket with a $700 value.

**$10,000+**
**Investment**

**Tier VI**

50% Product discount for 3 years (Up to $2,500 discount per year) + 15% bonus shares + CEO Call + CEO Newsletter + Free Online Fitness Classes + VIP gift basket with a $1,500 value.

**$20,000+**
**Investment**

**Tier VII**

VIP HQ tour and classes + CEO call+ 50% Product discount for 3 years (Up to $5,000 discount per year) + 15% Bonus shares + access to an exclusive investor newsletter + access to on-line fitness classes + VIP product gift basket with a $3,500 value.


Socks
Athleisure

The global athleisure market was valued at $342 billion in 2019 and is projected to reach $423 billion by 2024 according to Technavio in August 2020.

## GLOBAL ATHLEISURE MARKET


2019
$342B
2024
$423B

Source

In 2020, the global sock market was valued at $47 billion and expected to reach $63 billion by 2025, reaching a 6% CAGR.

Athletic socks are expected to be the fastest-growing segment within the sock market with a 6.7% CAGR with the women's segment expecting to outpace men's with a forecasted CAGR of 6.7%.

## GLOBAL SOCK MARKET


+6% CAGR
$47B
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
Casual
Formal
Athletic

Source

Specialized athletic products are preferred among athletes and gym enthusiasts as they specifically protect blisters, and prevent feet from sliding around shoes. As new product launches by large global companies including Nike and Adidas are expected to remain a key driving force in the next few years, the market needs disruption from powerhouse independent companies like Thirty Three Threads.



OUR TRACTION

## Millions of products sold. Already many steps ahead

We are one of the global leaders in the fitness grip socks market, with products distributed in 6,000 locations throughout 64 countries.

A majority of our $15 million revenue in FY 2020 came from our grip socks, but our sports and kids socks and new apparel lines have been very well received and these are the cornerstone of our growth acceleration in the coming years.


6,000 Locations
64 Countries


REVENUE FY 2020
$15M

In 2019, we launched Tiny Soles with ©Disney. This partnership expanded our kids and adult product offerings with ©Disney co-branded grip socks and gave further credibility to our brands through this powerful association.





WHAT WE DO

## Three key brands. One innovative product portfolio

Our three brands -- ToeSox®, Tavi Noir, and Base 33™ — are each unique in their consumer base, functional characteristics, and design elements, and yet they all share similarities in product innovation and quality. Each exists to elevate our community's performance through well-crafted designs, functional engineering, and luxurious fabrics and details.



**TOESOX: The Socks that Changed the Game**

ToeSox was our first brand and helped make the Thirty Three Threads name synonymous with authentic quality. Born in 2004 from a genuine need to protect our feet in barefoot classes, we created a 5-toe sock that changed the game for yoga, Pilates, barre, and dance classes everywhere. Why five? Because by anchoring the sock to all five toes, the sock remains stable in place with no bunching and twisting, so you can stand strong and forget about slipping.



Our full toe and half toe designs feature our ***patented grip sole***, an arch band, 5-toe construction, a fitted heel, and a raised heel tab.


Grip Sole
patented non-slip grip sole provides secure foot placement
Arch Band
provides gentle pressure to lift + support
Fitted Heel
eliminates bunching + twisting
Raised Heel Tab
pads + protects Achilles'
5 Toe Construction
allows toes to move naturally + support the body through every movement
MARY JANE STYLE FEELS BARELY THERE
HYGIENIC ALTERNATIVE TO BARE FEET
protects against dirt + germs on floor and equipment

**TAVI NOIR: Design Meets Function. Luxury Meets Performance.**

At Tavi Noir, the studio is in our DNA.  Initially created by instructors for instructors, it didn't take long before Tavi Noir products were seen on the feet of studio clients everywhere.



Since that time, the boutique fitness world has evolved.  The Tavi Noir women hit the barre and Pilates studio to tone but have also embraced cycling studios, HIIT workouts, and so much more.  So we created a premium sport sock to meet her on her work out journey; the Tiny Soles™ collection to take care of her mini-me's feet, and an apparel line that functions and flatters every body from the studio to the street.

Our Tavi Noir Apparel brings design, function, luxury, and performance. We offer an extraordinary workout wardrobe with rigorously-tested leggings, tanks with superior breathability, flattering and supportive bras, hoodies, jackets, and more. Our apparel looks as good on the street as it does in the studio.



Bras



Tanks & Tops



Sweaters



Hoodies



Leggings



Joggers

Tavi Noir socks are mini "works-of-art" as details in each pair are everything to us. From our grip collection that provides a hygienic alternative to bare feet in the studio to our casual and sports collections engineered for a perfect fit - Tavi Noir socks are designed to last, and look beautiful.


Extreme Grip
high density rubber grips, for the superior traction you need
Arch Band
compression support + comforts the mid-foot
Full Coverage
grips cover the whole sole to prevent slipping and give secure footing on any surface
Fitted Heel
eliminates twisting
TAVI
STAY COOL WITH CHIC MESH TOP
MADE + ORGANIC COTTON
lusciously soft with impeccable attention to detail and fashion sense

**BASE 33™: Strong Starts Here**

Base 33 was born in 2018 to deliver on a need for a mens-specific grip and sports sock. Each product is created for men, by men with the goal of providing the best tools needed to maximize performance.



Whether hitting the mat, the trails, or the gym, Base 33 grip and sports socks were architected with enduring quality and outstanding performance in mind.
Our sports socks are made from the finest performance Perf-dry™ materials and with a thin, ultra-light fit that delivers a barely-there feel. Our grip socks stop the slip, beat the slide, and keep you steady on your feet so you can get the most out of every powerful movement.


GRIP STYLES
GRIP TECH
Organic Cotton/ Nylon Blend
Max Hex Grip
Arch Band Compression
Vented Cooling + Quick Dry
Cushioned Terry Sole
SPORT STYLES
GRIP TECH
Quick Dry Performance Yarn
Arch Band Compression
Vented Cooling + Quick Dry
Cushioned Terry Sole

**Details That Make A Difference**

Our products are all created to meet a specific need and to help our consumers do what they love...only better. Some of the differences we are known for are:

- Combed organic cotton in all our cotton socks (we source certified and ecologically produced organic cotton )
- Specialized manufacturing techniques and material blends
- Design-driven details that both flatter and enhance performance such as sports socks that protect against blisters while providing optimal airflow, grip socks with 5-toe designs to support natural movement, and apparel with feminine silhouettes and innovative fabrics.
- Fabrics and engineering that ensures our products stand the test of time. Better for our planet, better for our consumers.

THE BUSINESS MODEL

# 6,000 global points of distribution and a growing direct-to-consumer sales platform

We sell our products through more than 6,000 locations, either directly or through our distribution partners who are located in 14 countries. In addition, we sell direct-to-consumer (DTC) and believe this is one of our biggest growth markets as it comprises just 7% of our business today.





While we have very broad global distribution, we are selective about the resellers we work with. We specifically partner with fitness studios to help maximize their retail revenue while reaching our end consumers at the grassroots level. We provide unique marketing and merchandising models to ensure our reseller partners have all of the tools they need to be successful, from displays to point of purchase materials, to exceptional service, and are renowned globally for our service.









For the fiscal year ending June 30, 2020, our revenue was derived from 70% domestic wholesale, 22% from international distribution, 3% from Amazon, and 5% DTC.


3%
Amazon
5%
DTC
22%
International Distribution
70%
Domestic Wholesale

THE THIRTY THREE THREADS EDGE

# A sharp focus on boutique fitness, with patented technology

With proprietary studio partnerships, distribution channels, and a laser-focus on providing the best possible experience to our customers, Thirty Three Threads' premium product lines stand out from other athleisure and apparel brands.

We have a highly defensible and diverse intellectual property portfolio, including 59 patents (58 issued and 1 pending) in 7 countries and 64 trademarks (46 registered and 18 pending) in 22 countries.

ToeSox's key US utility patent covers any five-toe sock made of organic material with grip dots from heel to toe. ToeSox also has several design patents on key products, making it extremely difficult for competitors to design comparable and high-quality five-toed grip socks.


FIG. 2
FIG. 5
FIG. 6
FIG. 1
FIG. 5
FIG. 6

We concentrate on boutique fitness and foster a loyal and enthusiastic customer base and social media network. Our customers are highly engaged with the brands and actively advocate for the Thirty Three Threads' difference.


toesox

toesox

"Not just me...All my students love the Ankle Grip. Foot work is important as the foundation of our body deserves care & attendtion so that we get to keep moving forward, enjoying life...in our awesome Toesox!

-Customer


base.33
Follow

BASE 33

"The Base 33 Low Rise Sport Socks are my go to sock when I'm workng out, golfing or doing anything active. They give amazing support & hold up great no matter how long I wear them.

-Customer


tavinoir

TAVI NOIR

"I bought a pair of these for my first Pilates class, & I'm not even interested in trying other brands of grip socks because I am so obsessed with these! I feel like they were made for my feet.

-Customer

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE VISION

## Trailblazing a path for premium

Over the next several years, we plan to expand beyond our current offerings and trailblaze with premium products in the sports, kids, and apparel markets. We will continue to grow our distribution of ToeSox, Tavi Noir, and Base 33 - designing sustainable wardrobes for our loyal consumers and beyond.

The infrastructure and team of Thirty Three Threads is far beyond that of a typical company of our size. Our internal systems allow us to automate efficient processes that maximize our customer experience and reduce cost-to-market.

SAP, Magento, customized WMS, and b2b platforms, as well as Domo, prepare us for this next phase of global expansion.

Our highly scalable 3PL facility based in Mexico allows us to utilize 321 customs and duty programs, giving us even more opportunities to distribute our products globally in a cost-effective way. With a second 3PL facility expected to open in the Netherlands in 2021, we are poised to rapidly expand our global distribution.



We have a highly organized and disciplined approach to product design that truly keeps innovation, performance, fit, and comfort in mind, and we are well-positioned to continue innovating and developing fresh products our customers will love.

OUR LEADERSHIP

## Over a century of combined experience in the global apparel, business development, and wholesale strategy

Our team is led by senior management who have come from companies such as Nike, Oakley, Spy, Fox Racing, Chrome Hearts, Reebok, and prAna. Our expert management team combined boasts over a century of experience and they are passionate about what we do and driven by the amazing opportunities that exist within the Thirty Three Threads brands.

Joe Patterson, Founder, and Chairman, founded ToeSox with his wife in their garage in 2004. Joe pioneered the fitness grip-sock industry and led the company as CEO until November 2019. He developed numerous patents and technologies that distinguish our brands today.

Thirty Three Threads is now led by Gill Hong, Board Member, and CEO, who has decades of experience in global apparel brands such as Nike, Oakley, and most recently, Land's End.

Barry Buchholtz, Board Member and President of Thirty Three Threads has been with Thirty Three Threads since 2012 and has been instrumental in the substantial growth of the company during the past eight years as well as the acquisition of the Tavi Noir brand and the launch of Base33. Barry has been in senior management of public and private companies such as Chrome Hearts Eyewear and Spy Optic (that he took public on the Nasdaq in 2004).

EXPERIENCED MANAGEMENT TEAM

Benchmark talent, experience & knowledge



**Joe Patterson**
Founder/Chairman



**Gill Hong**
CEO/Board Member



**Barry Buchholtz**
President/Board Member



**Brenda McBarron**
VP Finance

Our core leadership and management team have helped grow many multi-million dollar wholesale and retail businesses. Our in-house marketing and creative teams have successfully nurtured our continually growing and loyal customer community over the years and are intrinsic to our success.


Look it Feel it
Live it

WHY INVEST

## Invest in three of the world's most recognized global boutique fitness brands

Our three brands, ToeSox, Tavi Noir, and Base 33, make up some of the most recognized brands in the boutique fitness space globally. Led by an experienced executive team, our products are distributed in 64 different countries, as we create lasting, proprietary partnerships with our resellers to maximize scalability and marketability.

toesox



TAVI NOIR



BASE 33



We have long term partnerships with some of the most influential fitness clubs and boutiques globally and with global patents and trademarks up our sleeves, our technology and products are highly defensible.



The Barre Code®

CLUB PILATES®

studio BARRE

CYCLEBAR

Most of all, every single product in our ever-expanding collection is crafted with the customer's comfort and performance at its core, providing a premium experience with high-quality, organic, and sustainable supplies. Invest in our proven path to premium, and become part of a story that places focus on quality, next-level products that stand the test of time.



Our CEO and one of our directors plan to purchase shares of Common Stock in this Offering after the campaign surpasses $45,000.  Gill Hong, our CEO, plans to invest $100,000 of her personal funds, and Dee Dee Wilson plans to invest $25,000 of her personal funds, on the same terms and conditions as other investors in this Offering.

# Meet Our Team



**Gill Hong**

Chief Executive Officer and Board Member

*With over 20 years of experience in the fitness, sports and apparel industries (including Oakley, Gap Inc., Speedo, L.L. Bean, Lands' End and a 14-year tenure at Nike in both Global and Regional key leadership roles), Gill brings both a wealth of experience and a powerful strategic vision to Thirty Three Threads. She is a brand builder, growth visionary, and true leader in the women's and men's athleisure, clothing and accessory sectors. Her ability to define a global product vision that leverages trends while adapting to market conditions has repeatedly delivered profitability. As a global business leader with an unparalleled depth of experience in the challenges and opportunities of the apparel industry, Gill is uniquely positioned to help take Thirty Three Threads to its next stage of expansion. Prior to joining Thirty Three Threads Gill held the position of EVP Chief Merchandising Officer and Head of International for Lands' End PLC, an American Women's, Men's, Kids clothing, footwear, accessory and home décor direct to consumer retailer.*



**Joe Patterson**

Chairman

*In 2004, Joe and his wife, Christina, founded the Company in their garage and began to develop the ToeSox brand, its product and essentially created the fitness grip-sock industry. Joe led the Company as CEO until November 2019, during which time the company became one of the leaders in grip sock industry with numerous patents and technologies that he personally developed. Joe currently provides company oversight as Chairman of the Board. Joe started his career as a sales rep for GAF, the largest manufacturer of Roofing technology in the US with over $3 Billion in annual revenue. Joe held the position of Regional Sales Manager for 7 years. Joe received his Bachelor of Sciences degree in Biology from San Diego State University in 1994.*



**Barry Buchholtz**

President and CFO

*Barry has had over 30 years of executive experience in various industries including consumer electronics, eyewear, and luxury goods. He has held executive positions with Kaypro (KMG). (VP Operations), Professional Technologies (COO), Vision Technologies (COO), Spy Optic (President and CEO), where he took the company public, and Chrome Hearts Eyewear (General Manager). Barry joined Thirty Three Threads on a consulting basis in 2011 and full time in 2013.*



**Matt Weaber**

Vice President North American Sales

*Matt Weaber joined Thirty Three Threads in 2016 and is currently the VP of Sales. Matt works closely with the President and CEO to drive domestic sales, and optimize wholesale distribution and expansion into adjacent markets. Matt was the Global Director of Sales at prAna from 2001 – 2016, when the company's global wholesale business grew from $3M to greater than $85M. During this time, Matt also consulted with brands in industries including outdoor, sporting goods, active apparel, and home goods. This work was primarily focused on sales strategy, organizational go-to-market plans, team structure, online strategy, and omni-channel optimization. Matt has also acted as an advisor to buying groups such as Grassroots Outdoor Alliance. Matt earned a bachelor's degree in Business Management in 2001. Matt Weaber has an at will employment agreement with the Company with both base salary and bonus based on achieving revenue targets.*



**Danielle Saltzman**

Global Merchandising Director

*Danielle is the latest outstanding talent to join the team at Thirty Three Threads, joining us in March 2021 as our Global Merchandising Director. Over the past decade she has held various leadership roles, managing both established multi-million dollar omni-channel divisions and internal start up e-commerce businesses.*

*No matter the size of the business, her consistent focus has always been the same; to drive results. Those results have been proven with brands such as Gap, Banana Republic, Anne Taylor LOFT, and more.*

*In addition, she has developed multiple innovative product strategies around sustainability and inclusivity for leading global brands.*

*Whether it's building high-performing teams, creating best-in-class products, or driving top line growth and profitability, Danielle's history of growing product categories in competitive environments combined with her e-commerce experience makes her a valuable addition to our team as we continue to grow.*

*Prior to Thirty Three Threads Danielle was previously a global merchandising leader with the Gap Brand where she led the brand's fastest growing division (activewear and body) to the highest online sales contribution of Women's through expanded product offering and site enhancements driving conversion and traffic.*



**Brenda McBarron**

VP Finance

*Brenda is a California CPA with over 30 years of experience in accounting, auditing and financial analysis. Before joining the Company, she was a senior financial analyst with an international renewable energy company. She started her career at PWC then spent several years as an audit manager at a regional CPA firm. She has also worked as an accounting manager/controller in the finance and manufacturing sectors.*



**Julie DeAnda**

Creative Director

*Julie DeAnda's career includes design, technical design, product development, collection merchandising, global sourcing and production in the USA, Asia and European territories. She has been involved with some of the most influential apparel, accessory and footwear brands in several fashion markets and has worked side by side with the most influential visionaries, artisans and talented tastemakers in the fashion industry. Julie DeAnda joined Thirty Three Threads in 2012 as a consultant. Since then she has been committed to bringing innovative designs and technologies to merge the vision and brand strategy for the brands by designing, developing and executing complete collections with an intentional focus on bringing a luxurious quality and compilation of aspirational designs merchandising unexpected and exceptional raw materials to the premium markets. In 2017, Julie became the Company's Director of Product with the intention of continuing with progressive and innovative designs and newly, product development management, sourcing new raw material technologies and chain supply procurement while leading the product teams toward achieving the Company's next milestones and goals.*



**Gregory Seare**

Director and Chair of Compensation Committee

*Greg is the co-founder and managing director of Black Oak Capital. In this role, he leads overall strategy formulation and fundraising while overseeing deal sourcing, due diligence, and new investments. Black Oak has invested over $100 million in senior debt, mezzanine debt, and preferred equity financings. Prior to Black Oak, Greg was a founder and managing director at Seare Marriott & Co, a middle-market investment banking firm with offices in Salt Lake City, Utah, and Richmond, Virginia. Previously, Greg worked at BB&T and Virginia Capital Markets in Richmond, Virginia where he had over $2 billion of transaction experience spanning multiple industries. Greg received an MBA and MPP from William & Mary (where he was a Jefferson Fellow) and a BS in Political Science from the University of Utah. Mr. Seare was an active Scout Leader for more than a decade and serves as a board member for the Guadalupe Charter School.*



**DeeDee Wilson**

Director and Chair of Audit Committee

*DeeDee Wilson started her career as a CPA with Price Waterhouse. DeeDee then joined the Coca-Cola Company before being recruited to Nike. During her 13 years there, she served in various roles, including Chief Internal Auditor, Head of Global Financial Planning, and VP/CFO of Nike's two largest divisions (EMEA and USA). DeeDee was a charter member of Nike's Women's Leadership Council, where she started a program for emerging female executives. After being named one of CFO magazine's "Top 25 women CFOs to Watch in 2008," DeeDee left Nike to become CFO of private-equity backed, fashion retailer, Aritzia. She then completed several assignments in senior finance roles at multinational consumer goods companies before focusing her attention in the nonprofit space, where she is currently EVP, Finance & Administration at a large national non-profit. She is an investor and board advisor in two start-up socially responsible enterprises and has held several nonprofit board seats.*



**Brian Woods**

COO

*Brian is a successful Global COO and branded business leader with compelling experiences at Fox Racing Oakley, Reebok and Adidas. He spent several years as an Expat in Asia building highly efficient global supply chain and manufacturing systems. Experienced with revenues ranging from $300M to well over $5 billion Brian is a seasoned business leader in both the private and public sector. His exceptional ability to drive innovation, grow revenue and EBITDA to create both shareholder and stakeholder value is of immense worth to Thirty Three Threads as they embark on their next chapter of growth. Prior to joining Thirty Three Threads Brian held the position of Chief Operating Officer with Fox Racing. He also served as President of ProStairs Fitness from March 1, 2020 through October 1, 2020, and currently serves as a member of the Board of Advisors.*

Offering Summary

| | |
|---|---|
| **Company** | Thirty Three Threads, Inc. d/b/a ToeSox d/b/a Tavi Noir |
| **Corporate Address** | 1330 Park Center Drive, Vista, CA 92081 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 5,000 |
| **Maximum Number of Shares Offered** | 535,000 |
| **Price per Share** | $2.00 |
| **Pre-Money Valuation** | $35,981,618.00 |

**COVID Relief**

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days**

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Company Perks***

***Time-Based:***

**Friends and Family Early Birds**

Invest within the first 48 hours and receive an additional 15% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive an additional 10% bonus shares.

**Early Bird Bonus**

Invest within the two weeks and receive an additional 5% bonus shares.

***Amount-Based:***

**$250 | Tier I**

Early Access to Product Launches + VIP Gift Basket with a $25 value.

**$500 | Tier II**

25% Product discount for 2 years (Up to $500 discount per year) + VIP Gift Basket with a $50 value.

**$1,000 | Tier III**

30% Product discount for 3 years (Up to $500 discount per year) + VIP Gift Basket with a $125 value.

**$2,500 | Tier IV**

35% Product discount for 3 years (Up to $1,000 discount per year)+ 5% bonus shares + Free Online Fitness Classes + VIP Gift Basket with a $300 value.

**$5,000 | Tier V**

40% Product discount for 3 years (Up to $2,500 discount per year) + 10% bonus shares + CEO Newsletter + Free Online Fitness Classes + VIP gift basket with a $700 value.

**$10,000 |Tier VI**

50% Product discount for 3 years (Up to $5,000 discount per year) + 15% bonus shares + CEO Call + CEO Newsletter + Free Online Fitness Classes + VIP gift basket with a $1,500 value.

**$20,000 |Tier VII**

VIP HQ tour and classes + CEO call+ 50% Product discount for 3 years (Up to $2,500 discount per year) + 15% Bonus shares + access to an exclusive investor newsletter + access to on-line fitness classes + VIP product gift basket with a $3,500 value.

*Discount applies to MSRP

**All perks occur when the offering is completed. Amount-Based Perks for this Offering do not stack on top of each other.*

**The 10% StartEngine Owners' Bonus**

Thirty Three Threads, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00/share, you will receive and own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

## Thirty Three Threads Employee Favorites

4 days ago

Take a look at our staff picks from our new Spring 2021 Sock Collections.


PLAYING FAVORITES THIS SPRING
Our team of creative women aren't shy about their favorite Spring styles.
SLIGHTLY OBSESSED
Our team of creative women has staked their claim on their favorite Spring styles.

## Thirty Three Threads expands its Spring 21 product offering

12 days ago

Take a look at our brand new Tavi Apparel and ToeSox Collections.

www.tavinoir.com

www.toesox.com


THIRTY THREE THREADS EXPANDS ITS SPRING 21 PRODUCT OFFERING.
Take a look at our brand new Tavi Apparel and ToeSox Collections.
www.toesox.com
www.tavinoir.com

## Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Thirty Three Threads has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Thirty Three Threads be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Strong women build strong businesses. Join us.

25 days ago

$ 674,000....that's how much YOU, our community, have invested in our journey so far and we couldn't be more thrilled.

But that's not all we are celebrating. This Women's History Month we wanted to take a moment to share that women play a huge role over here at Thirty Three Threads. When women feel strong and confident, they are empowered to be the best version of themselves. At 33 Threads, we support that journey every step of the way and are proud to say that a majority of our business leaders and employees are women. Here's what that looks like:

- Board of Directors – **40% women**
- Management/Leadership Team – **67% women**
- Employees – **80% women**

Want to know more? I share some secrets to success in business, health, and fitness in this interview, based on my 25 years of experience in senior management positions.

If you like our company culture and vision for a strong, empowered future and want to know how you can become a part of it, here are a few other reasons you might want to consider joining our family of brands as an investor:

⇨ Three amazing brands – ToeSox, Tavi Noir, and Base 33

⇨ We have generated $40M in revenue in the past 3 years alone

⇨ We can think of nothing more rewarding than sharing our success with the very people who helped us get here

If you haven't yet invested in 33 Threads yet and would like to own a part of our company, you can find out more here.

Thank you for always being part of our journey and believing in us. Because at 33 Threads, every customer and every thread counts.

Thirty Three Threads CEO

Gill Hong

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Thirty Three Threads has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Thirty Three Threads be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Join us on Wednesday, February 24 at 12PM PST for a virtual mat Pilates class!

about 1 month ago

*Our 33 Threads Family keeps growing and we couldn't be more proud! We would love to celebrate through movement with an exclusive 33 Threads virtual Pilates class with ToeSox Influencer, Portia Page, on Wednesday, February 24 at 12PM PST. Join us for a 45 minute mat Pilates class from home! All you need are your favorite ToeSox, Tavi Noir or Base 33 grip socks and your mat.*

*This is a beginner friendly class. Video on is optional. Please mute your mic during class.*

*We hope to see you all then!*

Topic: 33 Threads Pilates Class - Portia Page
Time: Feb 24, 2021 12:00 PM Pacific Time (US and Canada)

Join Zoom Meeting
https://us02web.zoom.us/j/85964927615?pwd=aDVjVlJrcnFmYVNBZi80eVZHY0k1UT09

Meeting ID: 859 6492 7615
Passcode: 362399


Welcome to the
33 Threads Family!
Join us and ToeSox
Influencer, Portia Page,
for a virtual mat Pilates class
on Wednesday, February 24
at 12pm PST.
THIRTY THREE THREADS

## Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Thirty Three Threads has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Thirty Three Threads be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## A message from our CEO.

about 2 months ago


33 Threads CEO Gill Hong: Thank you for investing.
Copy link
Watch on YouTube

## We are excited to launch our Spring 21 apparel line, now available at www.tavinoir.com

about 2 months ago


Hello, Spring!
TAVI NOIR
APPAREL
Spring 2021

**Sorry...we posted the wrong date! Join us on the 5th at 12:00.**

about 2 months ago


Welcome to the
33 Threads family!
Join us and TAVI
Ambassador, Logan,
for a virtual barre class
on Friday, February 5th
at 12pm PST.
THIRTY THREE THREADS.

SHOW MORE UPDATES

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**Kevin H.** 1 INVESTMENT a month ago
It looks like revenue grew almost 47% from 2018 to 2019, but then slowed tremendously in 2020. Can you explained what happened and how you plan to right the ship going forward?

> **Thirty Three Threads Investor Relations** - Thirty Three Threads a month ago
> Hi Kevin - Thanks for your interest in Thirty Three Threads. As you may have seen in our Form C and on the campaign page, we are distributed in more than 6,000 locations in 64 countries and for the fiscal year ending June 30th, 2020, we were only 5% Direct to Consumer, clearly a big growth opportunity! With COVID shutting down a lot of our distribution we saw a slowing of our growth rate in the fiscal year ending June 30th, 2020, so clearly we are looking forward to the world reopening soon. As mentioned in our Form C, our direct to consumer category is an area that we want to greatly accelerate and hope to do that in the coming months and years. Thanks again for your interest.

**Shajeer A.** 1 INVESTMENT INVESTED a month ago
Hi, Came to know about the company yesterday and found that the company has got lots of potential and immediately made a small investment.
Would like to know more about your distribution in Middle east and Asia region.
Regards,
Shajeer

> **Thirty Three Threads Investor Relations** - Thirty Three Threads a month ago
> Hello Shajeer - Thank you for you investment! As mentioned on our campaign page, we currently sell products in more than 6,000 locations in 64 countries, including distribution in Asia and the Middle East. Those as both great growth markets for us, especially with apparel. One of our many growth initiatives is to continue to accelerate our international distribution. Thanks again for your investment!

**Sam C.** 2 months ago
Interesting raise but what concerns me on the SEC filing is the wisdom in taking on more than a millions dollars in debt to Black Oak at a staggering 15% interest rate worse than a credit card APR. Great products but balance sheet is highly leveraged looks like money will be more for debt servicing and payroll given the top heavy management team.

> **Thirty Three Threads Investor Relations** - Thirty Three Threads 2 months ago
> Hi Sam - Thanks for taking the time to review our offering and providing your comments. As you may have noted in the filings, the Black Oak debt may be converted to equity this year based on achieving certain criteria. In addition, as noted in the SEC filings, there is a large amount of debt from the SBA PPP program, which we believe will be forgiven, under the rules of that program. For the size of our company, we do have a very deep management team with decades of experience in this industry, which we believe is key to achieving our growth objectives in the next several years. Thanks again for your interest and comments.

**Cameron D.** 2 months ago
Do wholesale customers that invest get the perks (i.e. x% off purchases) applied at the wholesale pricing level?

> **Thirty Three Threads Investor Relations** - Thirty Three Threads 2 months ago
> Cameron, for reference terms are stated within the offering summary.
>
> **Thirty Three Threads Investor Relations** - Thirty Three Threads 2 months ago
> Hi Cameron, thanks for your interest and question. The discount applies to retail purchases, not wholesale.

**Virginia S.** 2 INVESTMENTS INVESTED 2 months ago
My only question is...are retail offerings only made in
CHINA? I have many toesox and noticed they are made in China.

**Thirty Three Threads Investor Relations** - Thirty Three Threads 2 months ago
Thanks for the question Virginia. Yes, currently our products are designed in the USA and made in China.

---

**John L.** 1 INVESTMENT INVESTED 2 months ago
For the virtual Barre class with Logan, I think you mean Friday, February 5?

**Thirty Three Threads Investor Relations** - Thirty Three Threads 2 months ago
Hi John - sorry about that and thanks for catching it, yes it is the 5th!

---

**Doug M.** 10 INVESTMENTS 2 months ago
Your company is doing well, so why are you on a crowdfunfing platform? It doesn't make sense, what are you going to use the money for? Before I invest I'd like to know how it will be used.

**Thirty Three Threads Investor Relations** - Thirty Three Threads 2 months ago
Hello Doug - Thanks for the interest in investing with us. One of our main objectives in raising capital was to allow our loyal customers, ambassadors, vendors, etc. to have the ability to invest in the company that they have helped build and Regulation CF was the best way to do it. In regards to use of proceeds, as you may know, we can't provide additional information that hasn't been provided in our Form C which is available on the Start Engine Campaign page, or on the SEC's website. In the Form C, it describes our business plan and how we plan to continue to grow. Thanks for your interest!!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to 33 Threads! I'm Gill Hong, the CEO, and I want to thank you for taking the time to learn about our amazing company! We are very excited to work with StartEngine for our crowdfunding campaign and I wanted to tell you how delighted I am to be part of the Thirty Three Threads team.

I've spent the last 25 years in senior management positions in some of the best athletic and lifestyle brands in the world, including Nike, Oakley, Speedo, Lands' End, as well as others. I knew the next step in my career needed to be helping a growing brand I could truly believe in reach its full potential. Lucky me, not only did I find one brand, but I found Thirty Three Threads, with three of the most incredible brands that I have ever been part of.

Everyone uses the word passion when describing their company, but what I felt from the moment I walked in the door at Thirty Three Threads was the heartfelt emotional connection that each of our employees has with the company and the brands and a genuine love for the lifestyle we work in. Everyone was truly invested in the success of the company, as if they owned it themselves. I have seen that even more during these past twelve months while we have dealt with COVID 19.

While the team is amazing, what inspired me to join Thirty Three Threads, was the story, where the company came from and where it's going.

Sixteen years ago, Thirty Three Threads was truly born in the studio, taking insights from instructors and consumers within our community and providing premium grip socks to boutique fitness, yoga, and barre studios.

Today, our community has grown to millions of consumers globally in many different exercise regimens, who rely on us for not only grip socks but sports socks, apparel, and other products that help them reach their individual wellness goals.

Now, we invite you to join the next stage of our journey and become an investor in Thirty Three Threads.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**EXHIBIT G TO FORM C Summary of Black Oak Transactions and Related Rights**

**[See attached]**

CERTIFICATE OF AMENDMENT TO AND RESTATEMENT OF

ARTICLES OF INCORPORATION
OF
THIRTY THREE THREADS, INC.

(Pursuant to Sections 902 and 903 of the
General Corporation Law of the State of California)

The undersigned, Barry Buchholtz hereby certifies that:

1. He is the duly elected and acting President and Secretary of THIRTY THREE THREADS, INC., a California corporation. The California Secretary of State's file number is C2677531.

2. The Board of Directors of THIRTY THREE THREADS, INC., has approved the amendment to and restatement of the Articles of Incorporation of said corporation to read in their entirety as set forth in Exhibit A hereto and entitled "Amended and Restated Articles of Incorporation of Thirty Three Threads, Inc., a California corporation" and which is incorporated by reference as if fully set forth in this certificate.

3. The foregoing amendment has been approved by the required vote of the shareholders in accordance with Sections 903 of the California Corporations Code. The corporation has one class of shares. The total number of issued and outstanding voting shares of the corporation is 50,000,000. The number of shares voting in favor of the amendment exceeded the vote required, in that the affirmative vote of a majority of each class was required for approval of the amendment and the amendment was approved by majority vote of outstanding shares.

The undersigned declares under penalty of perjury that the matters set forth above are true and correct and of his own knowledge and that this declaration was executed effective as of the 30th day of November, 2020, at Vista, California.

Barry Buchholtz, President and Secretary

# EXHIBIT A

## AMENDED AND RESTATED
## ARTICLES OF INCORPORATION
## OF
## THIRTY THREE THREADS, INC.
A California corporation

ATTACHED

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
THIRTY THREE THREADS, INC.
a California corporation

**FIRST:** The name of this corporation is Thirty Three Threads, Inc. (the **"Corporation"**).

**SECOND:** The Corporation shall have perpetual existence.

**THIRD:** The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California (the **"General Corporation Law"**) other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is: (i) 50,000,000 shares of Common Stock, no par value per share (the **"Common Stock"**) and (iii) 1,865,500 shares of Preferred Stock, no par value per share (the **"Preferred Stock"**).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. Except as otherwise required by law, the Common Stock shall have identical rights, powers and preferences, including rights to dividends and in liquidation.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Series A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B. PREFERRED STOCK

1,865,500 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated **"Series A Preferred Stock"** with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in these Articles) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The **"Series A Original Issue Price"** shall mean $1.61 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 1.67 times the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation of the Corporation (these **"Articles"**) immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the **"Series A Liquidation Amount."**

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or other entity; or (2) if the surviving or resulting corporation or other entity is a wholly owned subsidiary of another corporation or other entity immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation or other entity; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1 unless the agreement or plan of merger or consolidation for such transaction (the **"Merger Agreement")** provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors (the **"Board of Directors")),** together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by California law governing distributions to stockholders (the **"Available Proceeds"),** on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under California law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series A Preferred Stock pursuant to this Subsection 2.3.2(1)). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity pursuant to such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of the Series A Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the **"Additional Consideration"),** the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the **"Initial Consideration")** shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles, holders of Series A Preferred Stock shall vote together with the holders of Common Stock and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the Series A Preferred Stock shall be entitled to elect one (1) director of the Corporation (the **"Series A Preferred Director").** The holders of record of the shares of Common Stock and Preferred Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect four (four) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series A Preferred Stock Protective Provisions. For so long as any shares of Series A Preferred Stock (including any Series A Preferred Stock that has been converted to Common Stock) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Articles) the written consent or affirmative vote of all of the directors given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio,* and of no force or effect.

3.3.1 undertake any material acquisition by the Corporation, whether through an asset purchase, purchase of ownership interests, merger, consolidation or any similar transaction without the affirmative vote of holders of at least 80% of the Common Stock and Preferred Stock, voting together as a single class and on an as-converted basis;

3.3.2 incur any additional indebtedness for borrowed money of the Corporation (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) in excess of an aggregate of $1,700,000) with a pledge of any assets of the Corporation as collateral therefor; provided, however, that the Corporation may, without the approval of the Series A Director, enter into financing arrangements on terms and conditions similar in all material respects to those set forth in the existing revolving line of credit, which shall be terminated in connection therewith;

3.3.3 amend, alter or repeal any provision of these Articles or Bylaws of the Corporation;

3.3.4 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having or convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation;

3.3.5 (i) reclassify, alter or amend any existing security of the Corporation to be senior to or pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) the repurchase of shares of Common Stock pursuant to agreements in effect as of the date hereof and up to an aggregate of an additional five percent (5%) of the outstanding stock of the Corporation (computed on a fully diluted and as converted basis) from employees, officers, directors, consultants or other persons performing services for the Corporation pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events at no greater than (A) cost or (B) fair market value, as provided in such agreement or (iv) as approved by the Board of Directors, including the approval of the Series A Preferred Director;

3.3.7 create, or authorize the creation of, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any such debt security lien, security interest or other indebtedness for borrowed money, unless such debt security has received the prior approval of the Board of Directors, including the approval of the Series A Preferred Director; provided, however, that the Corporation may, without the approval of the Series A Director, enter into financing arrangements on terms and conditions similar in all material respects to those set forth in the existing revolving line of credit', which shall be terminated in connection therewith;

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.10 any material change in the primary business of the Corporation;

3.3.11 the initiation or settlement of any lawsuit, claim or other legal proceeding in excess of $50,000;

3.3.12 file for bankruptcy or initiating any other insolvency proceedings; or

3.3.13 lend money over one ten thousand dollars ($10,000) or guaranteeing the indebtedness of any other person.

4. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the **"Conversion Rights"):**

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The **"Series A Conversion Price"** shall initially be equal to $1.61. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the **"Conversion Time"),** and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (ii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price.

4.3.3 Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Series A Original Issue Date"** shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock or other securities issued upon the conversion of any debenture, warrant, option, or other convertible security;

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement currently in effect or subsequently approved by the Board of Directors, including the approval of Series A Preferred Director;

(v) shares of Common. Stock, Options or Convertible Securities issued to banks or to real property lessors, pursuant to a debt financing or leasing transaction approved by the Board of Directors, including the approval of the Series A Preferred Director; or

(vi) shares of Common Stock, Options or Convertible Securities issued to major suppliers in exchange for trade concessions approved by the Board of Directors, including the approval of the Series A Preferred Director.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding

Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CPI^{*} (A + B) + (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Series A Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CPI" shall mean the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CPI (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CPI); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least two times the Series. A Original Issue Price per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common. Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Series A Preferred Director or (b) upon the vote or written consent of holders of 50% of the Series A Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the **"Mandatory Conversion Time"),** then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redemption.

6.1 General. In the event the Corporation receives a bona fide offer from a third party with respect to a transaction or series of related transactions in which such third party or one or more affiliate thereof proposes to effect a transaction that would otherwise constitute a Deemed Liquidation Event if consummated, for which the proposed consideration values the total outstanding equity value of the Corporation at an amount greater than or equal to

2.777 multiplied by the total pre-money valuation of the Corporation agreed upon by the Corporation and Black Oak-Thirty Three Threads-Aggregator, LLC, a Utah limited liability company **("Black Oak"),** prior to the consummation of Black Oak's purchase of Series A Preferred Stock, and the directors or stockholders of the Corporation determine to not proceed with such transaction that would otherwise constitute a Deemed Liquidation Event:

6.1.1 for a period of sixty (60) days following the delivery of a Redemption Notice (as defined below), the holders of Series A Preferred Stock shall have the right to put to the Corporation, and the Corporation shall have the obligation to purchase from the holders of Series A Preferred Stock, all or less than all of such holder's shares of Series A Preferred Stock, and such amount shall be payable by the Corporation in three (3) annual installments commencing not more than thirty (30) days after receipt by the Corporation of notice from such holders of Series A Preferred Stock of their exercise of such option (such notice, a **"Redemption Request").** Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by California law governing distributions to stockholders. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a **"Redemption Date."** On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series A Preferred Stock owned by each holder, that number of outstanding shares of Series A Preferred Stock determined by dividing (i) the total number of shares of Series A Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If on any Redemption Date California law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series A Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.1.2 if a holder of Series A Preferred Stock provides notice to the Corporation that it does not wish to exercise the put option set forth in <u>Subsection 6.1.1</u> or if the sixty (60) day period lapses without delivery of such a notice, for a period of sixty (60) days after such date, Corporation shall have the right to purchase, and each holder of Series A Preferred Stock shall have the obligation to sell, all or less than all of such holder's shares of Series A Preferred Stock, and such amount shall be payable by the Corporation as set forth in <u>Subsection 6.1.1.</u>

6.2 <u>Redemption Notice.</u> The Corporation shall send written notice upon the receipt of a bona fide third party offer that would reasonably be expected to give rise to holders of Series A Preferred Stock to put such shares to the Corporation as set forth in <u>Subsection 6.1.1</u> (the **"Redemption Notice")** to each holder of record of Series A Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with <u>Subsection 4.1</u>); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

6.4 Interest. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and to be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the **"Maximum Permitted Rate")**, provided, however, that the Corporation shall take all such actions as may be necessary, including without limitation, making any applicable government filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided; however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.5 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall

be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least 80% of the shares of Series A Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or giVen by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by these Articles or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Elections for directors need not be by ballot unless a stockholder demands election by ballot at the meeting and before the voting begins or unless the bylaws so require.

**SEVENTH:** Meetings of stockholders may be held within or without the State of California, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of California at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**EIGHTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of California is amended after approval by the stockholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**NINTH:** The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an **"Indemnified Person"**) who was or is

made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding")**, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding.

2. Prepayment of Expenses of Directors and Officers. Except to the extent limited or prohibited by applicable law, the Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of these Articles, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

5. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

1. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

**TENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded**

**Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) the Series A Preferred Director, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are **"Covered Persons"),** unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director or holder of Series A Preferred Stock of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Articles, the affirmative vote of the holders of at least 80% of the shares of Series A Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

**ELEVENTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Courts of the State of California located in the County of San Diego, California shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the California General Corporation Law, these Articles or the Corporation's or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Superior Court determines that there is an indispensable party not subject to the jurisdiction of the Superior Court (and the indispensable party does not consent to the personal jurisdiction of the Superior Court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Superior Court of San Diego, or for which said Superior Court does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**TWELFTH:** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under these Articles from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under these Articles), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

This is to certify that the foregoing is a true and correct copy of the Articles of Incorporation of THIRTY THREE THREADS, INC., which are duly amended and restated in accordance with Sections 902 and 903 of the General Corporation Law by approval of the Board of Directors and by the requisite number of shares of this corporation effective as of November 30, 2020.

Barry Buchholtz, President and Secretary

## Summary of Black Oak Transactions and Related Rights

- As discussed in "Indebtedness," on October 7, 2019, the Company issued a Senior Subordinated Credit Agreement and Security Agreement to Black Oak Capital ("Black Oak") for $1,000,000, which included the issuance of warrants, under Regulation D, to Black Oak exercisable at $0.006/share and a second-priority position on the Company's collateral, which comprises substantially all of the Company's assets, property, accounts, inventory, cash and non-cash proceeds. The warrants have been exercised and, as of November 13, 2020, Black Oak owns 165,060 shares of the Company's Common Stock.

- On October 12, 2020, the Company and Black Oak amended the Senior Subordinated Credit Agreement, see above, to add $500,000 to the principal and to extend the maturity date to December 31, 2022 ("Amendment No. 1 to Senior Subordinated Credit Agreement" or "Senior Subordinated Credit Agreement"). In connection with the Series A Preferred Stock Agreement, discussed below, the Company and Black Oak agreed that the Senior Subordinated Credit Agreement would become convertible into 931,674 shares of the Company's Series A Preferred Stock on July 15, 2021 provided the Company achieves certain revenue and EBITDA targets.

- On November 24, 2020, the Company entered into the Series A Preferred Stock Purchase Agreement with Black Oak for the purchase of 931,680 shares of Series A Preferred Stock for consideration of $1,500,000 in reliance on Regulation D in a series of three transactions. On or before December 31, 2020, Black Oak will purchase 310,560 shares of Series A Preferred Stock for consideration of $500,001.60.* The second and third purchases, which will be for the same number of Series A Preferred Stock at the same price, will take place on or before February 15, 2021, and April 30, 2021, if the Company achieves certain revenue and EBITDA targets during the second and third fiscal quarters, respectively. These shares will have a 1.67X liquidation preference and contain certain rights and privileges.

    - The Series A Preferred Stock Purchase Agreement entails a Voting Rights Agreement under which Black Oak is entitled to elect one director designated by Black Oak, plus entitled to vote its Series A Preferred Stock on an as-converted basis when voting to elect the other four directors to the board.

        - Conversion of the Series A Preferred Stock to the Company's Common Stock is determined by dividing the Original Issue Price of $3,000,000 (the combined price for the $1,500,000 Series A Preferred Stock purchases and the $1,500,000 note convertible to Series A Preferred Stock) by the Initial Series A Conversion Price of $1.61. Assuming Black Oak purchases all shares of the Series A Preferred Stock and the Senior Subordinated Credit Agreement is converted into Series A Preferred Stock, Black Oak will be able to vote as if it held 1,863,354 shares of the Company's Common Stock.

- The Series A Conversion Price of $1.61 may adjust to address dilution issues. For more detail on conversion of the Series A Preferred Stock, see the Company's amended and restated articles of incorporation.

- In addition to voting on an as-converted basis the 1,863,354,000 shares of Common Stock, Black Oak also holds 165,060 shares of Common Stock from a previous transaction.

- Pursuant to a Side Letter, dated November 24, 2020, Black Oak will receive an annual Management Fee of $50,000 for as long as it holds the Series A Preferred Stock or upon a Deemed Liquidation Event.

- As required by the amended and restated articles of incorporation, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company.

- The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oaks' percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

- Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson, Barry Buchholtz or Gill Hong must first offer to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

- The Company will pay a closing fee to Black Oak for each tranche of Series A Preferred Stock sold in an amount equal to 5% multiplied by the aggregate purchase price, but not to exceed $150,000. The closing fee may be deducted from the sale proceeds to be received by the Company.

On January 26, 2021, the Company and Black Oak entered into an agreement under which the Company would redeem up to $150,000 of its Common Stock from existing holders on a pro rata basis. Pursuant to the terms of the agreement with Black Oak, the Company will fund the redemption of its Common Stock with the proceeds from the first purchase of Series A Preferred Stock made by Black Capital.

*As of January 18, 2021, Black Oak Capital's first purchase of 310,560 shares of Series A Preferred Stock for consideration of $500,001.60, originally scheduled to occur on or before December 31, 2020, has not yet taken place. However, management states that the Company has achieved the target revenue and EBITDA for the first two tranches, and they are confident the transactions will proceed as provided by the agreement.